Exhibit 99.1

The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

May 31st, 2018

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Thursday, May 31st, 2018

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 31, 2018, in the Jamieson Room at the Homewood Suites, 800 Jamieson Parkway, Cambridge, Ontario, Canada at 9:00 a.m. (Eastern time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2018, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 23, 2018 will be eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (866) 249-7775. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. (Eastern time) on May 30th, 2018 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote in person if you attend the Meeting.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.
Dated at Waterloo, Ontario, Canada on May 1st, 2018.
BY ORDER OF THE BOARD OF DIRECTORS

Michael Verhoeve
Corporate Secretary

TABLE OF CONTENTS
SOLICITATION OF PROXIES	1
APPOINTMENT OF PROXYHOLDER	1
Registered Shareholders	1
Non-Registered Shareholders	2
REVOCATION OF PROXIES	3
VOTING OF PROXIES	3
VOTING OF SHARES	3
PRINCIPAL HOLDERS OF VOTING SHARES	4
CURRENCY	4
MATTERS TO BE ACTED UPON AT THE MEETING	4
1. Presentation of Financial Statements	4
2. Election of Directors	4
3. Appointment of Auditors	16
4. Advisory Vote on Executive Compensation (Say-On-Pay Vote)	17
5. Other Matters	18
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19
Mandate of the Board of Directors	20
Risk Oversight	20
Committee Charters and Position Descriptions	21
Audit Committee	22
Compensation Committee	24
Corporate Governance Committee	24
Nominating Committee	24
Board of Directors, Committee and Individual Director Assessments	25
Policy on Diversity	25
Ethical Business Conduct	26
Succession Planning	27
STATEMENT OF COMPENSATION GOVERNANCE	28
Compensation Committee	28
Compensation Committee Report	29
Compensation Discussion and Analysis	30
Overview of Compensation Program	30
Executive Compensation	30
Executive Officer Compensation Philosophy	30

Compensation Objectives	31
Summary Compensation Table	45
Outstanding NEO Option-based Awards and Share-based Awards	46
NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2018	47
NEO Termination and Change of Control Benefits	47
Quantitative Estimates of Payments to NEOs upon Termination or Change of Control	49
Incentive Compensation Clawback Policy	50
Management Equity Ownership Policy	51
Compensation Oversight Process	52
Use of Compensation Consultants	52
Role of Executive Officers in the Compensation Process	53
Hedging and Pledging Restrictions	53
Compensation-related Risks	54
Director Compensation	55
Compensation Policies	55
Fiscal 2018 Compensation for Directors	56
Outstanding Director Option-Based Awards and Share-based Awards	56
Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2018	57
Director Equity Ownership Policy	57
SECURITY-BASED COMPENSATION PLANS	58
Common Shares Authorized for Issuance Under Equity Compensation Plans	58
1998 Stock Option Plan	59
PRSU Plan	62
Directors’ DSU Plan	65
Cash-settled RSU Plan	65
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	66
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	66
GENERAL	66
SHAREHOLDER PROPOSALS	66
APPROVAL BY THE BOARD OF DIRECTORS	67

SCHEDULE “A” - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	A-1
SCHEDULE “B” - MANDATE FOR THE BOARD OF DIRECTORS	B-1

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, May 31st, 2018

SOLICITATION OF PROXIES
This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 31st, 2018 at 9:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER
The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 9:00 a.m. (Eastern time) on May 30, 2018 or, in the case of any adjournment of the Meeting, not less than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment.

Registered Shareholders

A registered shareholder may vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. Such registered shareholders should register with Computershare Investor Services Inc. upon arrival at the Meeting and may be asked to present valid picture identification to gain admission to the Meeting.

A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (866) 249-7775.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation’s expense. The Corporation is not distributing copies of this Circular and accompanying Notice of Meeting directly to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf) should, in the case of a form of proxy, insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary. Such non-registered shareholders (or their appointed proxies) should register with Computershare Investor Services Inc. upon arrival at the Meeting and may be asked to present valid picture identification and proof of share ownership to gain admission to the Meeting.

REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-0082, at any time up to and including 9:00 a.m. (Eastern time) on May 30th, 2018, or in the case of any adjournment of the Meeting, on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES
On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. If no choice is specified in the proxy with respect to a particular matter identified in the accompanying Notice of Meeting, the Common Shares represented by proxies given in favour of the persons designated by Management will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted or withheld from voting by those persons pursuant to such discretionary authority.

VOTING OF SHARES
The board of directors (the “Board”) has fixed April 23, 2018 as the record date for the Meeting. Shareholders of record at the close of business on April 23, 2018 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting. As at April 23, 2018, the Corporation had 76,814,800 Common Shares issued and outstanding, each entitling the holder to one vote, without cumulation, on each matter to be voted on at the Meeting.   As of the date of this Information Circular, being May 1st, 2018, the number of Common Shares issued and outstanding is also 76,814,800.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act (“CBCA”) provides that a corporation’s by-laws may set the quorum requirements for a meeting of shareholders.
PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as at April 23, 2018, the only persons or companies who beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares were as follows:
Name	Number of Common Shares	Percentage of Class
T. Rowe Price Associates, Inc.(1)	11,017,105	14.3%

(1) The number of Common Shares reported as beneficially owned by T. Rowe Price Associates, Inc. is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on February 14, 2018, reporting ownership as of December 31, 2017.
CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the indicative foreign exchange rate on January 31, 2018, the last business day of fiscal 2018. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.2293.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2018 and the reports of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Election of Directors

The number of directors to be elected at the Meeting is eight. Under the Corporation’s by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

Except where authority to vote in respect of the election of directors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the nominees listed in the table below under the heading “Director Nominees”.Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information as of the date of this Circular regarding each of the eight people proposed to be nominated for election as a director at the Meeting, including the number of Common Shares (and share-based units) beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.
Nominee	Director Since	Equity Holdings
David I. Beatson, B.Sc., M.B.A. Hillsborough, California, U.S.A. Age – 70 Chair – Nominating Committee Member – Compensation Committee	2006	DSUs 41,623
Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay-Area consulting firm focusing on strategic planning and mergers and acquisitions since August 2001. From December 2006 to October 2012, Mr. Beatson was Chief Executive Officer of GlobalWare Solutions, a full-service provider of e-commerce services along with digital and physical supply chain management solutions with operations in North America, Europe and Asia. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and Chief Executive Officer of Circle International Group, Inc., a global transportation and logistics company, and as President and Chief Executive Officer of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves on the board of directors, chair of the audit committee and member of the compensation committee of PFSweb, Inc. (NASDAQ: PFSW), on the Executive Board of ATL Partners, a Private Equity Fund based in New York City, and on several other corporate and industry boards.  Mr. Beatson received his BS in Business Administration from The Ohio State University and his MBA from The University of Cincinnati.

Nominee	Director Since	Equity Holdings
Deborah Close, B.A., ICD.D Calgary, Alberta, Canada Age – 64 Chair – Compensation Committee Member – Audit Committee	2015	DSUs 23,154
Ms. Close is a corporate director.  Ms. Close held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. Tervita Production Services (now High Artic Energy Services Inc., TSX:HWO) delivers engineering and field-based services to the oil and gas industry. From 2002 to 2010, Ms. Close was the Executive Vice President of DO2 Technologies (now Transzap, Inc.), a software company providing electronic invoicing to the oil and gas industry. During Ms. Close’s tenure, DO2 grew from a start-up to the leading provider of e-invoicing to oil and gas companies and their suppliers. Prior to DO2, Ms. Close served in a number of Regional Vice President roles in Halliburton Corporation’s software division, Landmark Graphics.  She held executive roles in several of Landmark’s largest regions, including VP of Strategic Accounts, Regional VP of North America and Regional VP of Europe and the Former Soviet Union. During Ms. Close’s 12 years at Halliburton, she worked in Canada, the US and Europe.  Ms. Close also currently serves on the board of directors of a private oil and gas company.  Ms. Close holds a Bachelor of Arts from the University of Calgary and the ICD.D designation from the Institute of Corporate Directors and Rotman School of Management.

Nominee	Director Since	Equity Holdings
Eric A. Demirian, BBM, C.P.A, C.G.A, C.A. Toronto, Ontario, Canada Age – 59 Chair of the Board Member – Audit Committee Member – Corporate Governance Committee	2011	Common Shares 10,000 DSUs 46.800
Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ENGH), Redline Communications Inc. (TSX:RDL), and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian holds a Bachelor of Business Management degree from Ryerson University. Mr. Demirian has served as non-executive Chair of the Board of the Corporation since May 2014 and was previously Chair of the Corporation’s audit committee.

Nominee	Director Since	Equity Holdings
Chris Hewat, B.A., LL.B., M.B.A. Toronto, Ontario, Canada Age – 57 Member – Corporate Governance Committee	2000	Common Shares 5,000 DSUs 45,647
Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat's practice consists of advising on securities and business law matters, with a focus on mergers and acquisitions, corporate finance and private equity transactions. He has particular expertise in advising issuers, investors and investment dealers in the technology sector. Mr. Hewat has served as a director of a number of private and public companies, and is a former member of the Securities Advisory Committee to the Ontario Securities Commission. Blake, Cassels & Graydon LLP provided legal services to the Corporation during the fiscal year ended January 31, 2017 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2018.

Nominee	Director Since	Equity Holdings
Dennis Maple, B.Sc. Malvern, Pennsylvania, U.S.A. Age – 58	2017	DSUs 5,026
Mr. Maple joined the Board of Directors in June, 2017. Since January 2014, Mr. Maple has been the President of First Student, Inc., a subsidiary of United Kingdom publicly-traded First Group plc. First Group plc is the leading transport operator in the United Kingdom and North America, providing solutions encompassing student bus transportation and public rail. Mr. Maple’s portfolio at First Student includes 57,000 employees focused on providing more than 6 million passenger journeys daily across the U.S. and Canada. Prior to serving as President of First Group, from 2006 to January 2014, Mr. Maple was President of Aramark Education where he had responsibility for more than 15,000 employees serving more than 4,500 U.S. schools with food preparation, facilities management and related services. Prior to his role as President of Aramark Education, from 2003 to 2006, Mr. Maple held senior executive management positions at Aramark. Prior to serving in an executive role at Aramark, from 1994 to 2003, Mr. Maple served as an Area Vice President at Coors Brewing and in several other management roles. Prior to 1994, Mr. Maple held roles at Kraft-General Foods, PepsiCola and The Quaker Oats Company. Mr. Maple has a Bachelor of Science, Business Administration, Accounting from the University of Tennessee. Mr. Maple has served on numerous charitable and community-based boards and has been an active participant in organizations supporting primary and secondary schools and communities across North America.

Nominee	Director Since	Equity Holdings
Jane O’Hagan, B.A. (Hons.), ICD.D Calgary, Alberta, Canada Age – 54 Chair – Corporate Governance Committee Member – Compensation Committee Member – Nominating Committee	2014	DSUs 34,000
Ms. O’Hagan is a corporate director with over 20 years experience in the transportation and logistics sectors. From 2010 until 2014, Ms. O’Hagan was the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited (“CP Rail”). Ms. O’Hagan also held various roles at CP including Senior Vice President, Strategy and Yield, Vice President, Strategy and External Affairs and Assistant Vice President, Strategy and Research. Ms. O’Hagan also serves as a director of USD Partners GP LCC, the general partner of USD Partners LP (NYSE:USDP), an acquirer, developer and operator of energy-related rail terminals and other complementary mid-stream assets since October 2014. Ms. O’Hagan serves as the Chair of the USD Partners GP LLC board’s conflicts committee and as a member of the audit committee. In 2018, Ms. O’Hagan joined the board of Pinnacle Renewable Holdings, a supplier of industrial wood pellets (TSX:PL) based in Richmond, BC and serves as a member of the audit and risk committees. Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and has completed graduate studies in Program and Policy Studies from the University of Western Ontario. In December, 2012, Ms. O’Hagan was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. Ms. O’Hagan is also a holder of the ICD.D designation from the Institute of Corporate Directors, which she achieved in June 2016 and earned the CERT Certificate in Cyber Risk Oversight issued by Carnegie Mellon University and the National Association of Corporate Directors in February 2018.

Nominee	Director Since	Equity Holdings
Edward J. Ryan, B.A. Fort Washington, Pennsylvania, U.S.A. Age – 49 Chief Executive Officer	2014	Common Shares 37,549 CRSUs 363 RSUs 158,381 PSUs 236,745
Mr. Ryan is Descartes’ Chief Executive Officer, having been appointed to that position in November 2013. Since 2000, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on the Corporation’s network and recurring business. Prior to his appointment as Chief Executive Officer, Mr. Ryan served as the Corporation’s Chief Commercial Officer (2011-2013), Executive Vice President, Global Field Operations (2007-2011), General Manager, Global Logistics Network (2004-2007) and Vice President, Sales (2000-2004). Mr. Ryan first joined Descartes in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan has a Bachelor of Arts from Franklin and Marshall College in Lancaster, Pennsylvania, U.S.A.

Nominee	Director Since	Equity Holdings
John J. Walker, B.Sc., C.P.A., C.G.M.A Wyckoff, New Jersey, U.S.A. Age – 65 Chair – Audit Committee Member – Nominating Committee	2011	Common Shares 3,500 DSUs 48,608
Mr. Walker is a corporate director and a Certified Public Accountant and a Chartered Global Management Accountant. Mr. Walker has 37 years overall financial and executive management experience including 21 years of experience as a Chief Financial Officer with both public and private companies. Mr. Walker previously served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their shareholder, investor and marketing & business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation, a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served for six years as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker also served for six years as Treasurer and Assistant Corporate Controller of Princess Hotels International a company involved in the ownership and operation of luxury resort hotels, real estate and timesharing developments.  Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Previous Voting Results

At the previous year’s annual meeting of shareholders held on June 1, 2017, each of the above proposed nominees was re-elected (or elected, as the case may be) by way of the following voting results:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Beatson	65,274,048	368,223	99.44%
Deborah Close	65,477,022	165,249	99.75%
Eric Demirian	63,803,390	1,838,881	97.20%
Christopher Hewat	48,558,279	17,083,992	73.97%
Dennis Maple	65,622,963	19,308	99.97%
Jane O’Hagan	65,476,814	165,457	99.75%
Edward Ryan	65,586,084	56,187	99.91%
John Walker	65,622,963	19,308	99.97%

Assessment of Skills of Proposed Director Nominees

The Corporate Governance Committee uses the following categories of skills and experience to assess the overall strength and diversity of the group of non-executive directors on the Board.

	Senior Executive Leadership	Other Public Company Board Experience	Risk and Compliance Management	Financing	Financial Expert (for Audit Committee Purposes)	Strategic Planning	M&A	Human Resources / Compensation	Corporate Governance	International Business Operations and Sales and Marketing	Technology / IT Industry	Transportation and Logistics Industry
David I. Beatson	✓	✓	✓	✓		✓	✓	✓	✓	✓		✓
Deborah Close	✓		✓			✓		✓		✓	✓
Eric A. Demirian	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Chris Hewat		✓		✓			✓		✓
Dennis Maple	✓		✓	✓		✓		✓	✓		✓	✓
Jane O’Hagan	✓	✓	✓			✓	✓	✓	✓	✓		✓
John J. Walker	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Board Independence

National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”)  recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with six of eight directors being independent. The six independent directors currently are: Mr. Beatson; Ms. Close; Mr. Demirian; Mr. Maple; Ms. O’Hagan; and Mr. Walker. Mr. Ryan is the Chief Executive Officer (“CEO”) of the Corporation and is therefore not independent.  Mr. Hewat is considered to have a material relationship with the Corporation for the purposes of the National Policy by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” below) and is therefore not independent.

Independent Chair of the Board

Mr. Demirian, an independent director, is the Chair of the Board, and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors.

Meetings of Independent Directors

The independent directors meet without management at every board meeting, including special meetings.  The various committees of the Board also hold in camera sessions of the independent directors at the conclusion of every committee meeting, during which management is not present. The Board met ten times during fiscal 2018, and at each meeting held an in-camera session without members of management present, and a further three times so far in the first three months of fiscal 2019, again holding an in-camera session at each such meeting without management present.

Director Service on Other Boards

Currently, the following directors serve on the following boards of other public companies:

Director	Public Company Board Membership
David I. Beatson	PFSweb, Inc. (NASDAQ: PFSW)
Eric A. Demirian	Enghouse Systems Ltd. (TSX:ESL) Imax Corporation (NYSE:IMAX) Redline Communications Inc. (TSX:RDL)
Jane O’Hagan	USD Partners LP (NYSE:USDP) Pinnacle Renewable Holdings (TSX:PL)

Director Meetings and Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2017:

	Year ended January 31, 2018	February 1, 2018 – May 1, 2018	Total
Board	10	3	13
Audit Committee	5	1	6
Compensation Committee	6	2	8
Corporate Governance Committee	5	1	6
Nominating Committee	3	1	4

The attendance of each of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance Committee Meetings Attended	Nominating Committee Meetings Attended
David I. Beatson	13 of 13		8 of 8		4 of 4
Deborah Close	12 of 13	6 of 6	8 of 8
Eric A. Demirian	13 of 13	6 of 6		6 of 6
Chris Hewat	13 of 13			6 of 6
Dennis Maple	4 of 5[1]
Jane O’Hagan	13 of 13		8 of 8	6 of 6	4 of 4
Edward J. Ryan	13 of 13
John J. Walker	13 of 13	6 of 6			4 of 4
_________________________
(1) Dennis Maple was elected to the Board on June 1, 2017 and his attendance record reflects meetings after that date.

Director Tenure and Age

The Corporation does not have director term limits or a formal retirement policy.  In considering its approach to these topics, the Board of Directors believes term limits and retirement policies may indiscriminately eliminate both high and low performing directors as well as directors with unique and critical skill sets based solely on tenure or age. Instead, the Board does the following:

1.
Has a process of rigorous annual director peer evaluations that allow the Chair of the Board (or in the case of the evaluation of the Chair of the Board, the Chair of the Corporate Governance Committee) to have a clear understanding of relative director contribution, skillset and expertise, so that an appropriate level of director turnover can be achieved by having one or more directors not stand for re-election at appropriate times;

2.
Maintains a director skill set and experience matrix to ensure that, in choosing director candidates, it is focused appropriately on skills and experience critical to the Board’s responsibilities, including assessing and providing input on the Corporation’s strategic and operating activities;

3.	Provides for periodic rotation of Committee and Board Chairs and committee members to allow for fresh perspectives to be regularly considered; and
4.
Provides clear disclosure in the Corporation’s management information circular of director tenure and age and an explanation of how the Corporation’s approach ensures diversity of skills, experience, background and gender and an appropriate level of turnover.

The Board strives to maintain a balance of experience and familiarity with the business and operations of the Corporation with fresh perspectives, as reflected by the following chart which summarizes the tenure composition of the current Board.

The average tenure of the current directors of the Corporation is seven years and the average age is 59.5 years.  In the past ten years, eight individuals have joined the Board and seven individuals have retired from the Board.

Nomination of Directors

The Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Nominating Committee, on annual basis, reviews the competencies and skills that the Board as a whole should possess as well as the current strengths, skills and experience represented by each current director in light of the objectives, priorities, strategic direction and areas of focus of the Corporation. The Nominating Committee does not set specific minimum qualifications for director positions but rather assesses potential candidates for nomination to the Board based on a particular candidate’s skills, experience, background and ability to commit and fulfill their duties as a director.  The Nominating Committee also considers the Corporation’s policy with respect to diversity and the Corporation’s current needs after taking into consideration the current composition of the Board.
Orientation of New Directors

Responsibility for orientation of new directors is assigned by the Board to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. The Corporate Governance Committee reviews this program on an annual basis.
When a new director joins the Board, the new director’s orientation program considers the new director’s background and skills as well as the new director’s contemplated committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chair of the Board, the CEO, the President and Chief Operating Officer (the “President and COO”), the Chief Financial Officer (the “CFO”) and the Corporation’s General Counsel, in addition to other senior members of Management. The Corporation’s General Counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”), the Corporation’s Corporate Governance Framework, the Corporation’s policy with respect to diversity, Insider Trading Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s General Counsel includes the Chair of the Board in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board.
Continuing Education

The Corporate Governance Committee is responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations. Sessions conducted for the Board in fiscal 2018 included the following:
Date	Topic	Description	Director Attendance
February 13, 2017	Overall market review and competitive positioning
As part of a regular strategic review and budget planning session the Board received a presentation from the CEO and President and COO on the Corporation’s overall product and service offerings and the markets being served, including the competitive landscape faced by the Corporation.
David Beatson Deborah Close Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker
March 7, 2017	Disclosure Obligations, Insider Trading Rules,	The Board received a presentation from outside securities counsel to the Corporation on the topics of	David Beatson Deborah Close

	and Developments in the field of Shareholder Rights Plans	disclosure obligations, insider trading rules and general developments in the field of shareholder rights plans.	Eric Demirian Chris Hewat Jane O’Hagan Ed Ryan John Walker
May 31, 2017	Trends in Executive Compensation
The Board received a presentation from the Corporation’s independent compensation consultant, Meridian Partners, on recent trends in executive compensation and emerging practices in compensation structures and disclosure.
David Beatson Deborah Close Eric Demirian Chris Hewat Dennis Maple (observer) Jane O’Hagan Ed Ryan John Walker
Sept 5, 2017	New Revenue Recognition standard under ASC 606
The Board received a presentation from a revenue recognition expert from KPMG on the topic of the new revenue recognition standard under ASC 606 and how this standard is being adopted by other companies.
David Beatson Deborah Close Eric Demirian Chris Hewat Dennis Maple Jane O’Hagan Ed Ryan John Walker
Nov 29, 2017	Alliances and Channels Program
The Board received a presentation from the Corporation’s VP Alliances on the structure of the Corporation’s overall alliances and channels program and an updated on the status of key relationships within its alliances and channels program.
David Beatson Deborah Close Eric Demirian Chris Hewat Dennis Maple Jane O’Hagan Ed Ryan John Walker

In addition, each of the committees of the Board may schedule education sessions with third party consultants that have been retained by such committees in connection with the fulfillment of the mandate of the committee. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in. The following is a summary of the continuing education undertaken by each of the current non-executive directors during fiscal 2018, who are proposed for re-election at the Meeting.
Director	Continuing Education
David I. Beatson
Attended various supply chain and logistics industry conferences, including 2017 Armstrong Supply Chain Conference, 2017 BG Strategic Advisors Supply Chain Executive Conference and CSCMP Logistics Roundtables.  Completed NASBA CPE credits in: (1) BDO Board Forum 2017 - the Current Regulatory Environment: (2) What Boards Need to Know about Cybersecurity, (But May Be Afraid to Ask): (3) Quarterly Technical Update - Q1-2017(4/13/17): (4) Increased Multi-state Unclaimed Property Audits, Unique State Outreach Methods and Escheat Trends – What You Need to Know: and (5) What’s on the Minds of Boards – BDO 2017 Board Survery.  Completed continuing education from providers including KPMG and BDO.

Deborah Close
Completed 48 hours of training in the ICD (Institute of Corporate Directors) Director Education Program covering topics including CEO evaluations, CEO and board succession planning, board and committee performance evaluations, executive and director compensation design, cybersecurity and IT risk and shareholder engagement.  Attended numerous seminars conducted by the ICD, Equilar and NACD on topics including board diversity and refreshment, executive compensation design and trends, succession planning, conducting cybersecurity risk assessments, cybersecurity regulations and mandatory breach reporting.

Eric A. Demirian
Attended numerous ongoing continuing education sessions from providers such as PwC, Meridian, Deloitte, Blakes and the National Association of Corporate Directors. Topics included US and International Financial Reporting Standards accounting and reporting, cyber security and information technology, corporate governance and information technology matters. In addition, undertook self-study of accounting and corporate governance topics by reading trade journals and articles.

Chris Hewat
Attended seminars and presentations addressing topics including developments in merger and acquisition transactions; securities regulatory developments; capital markets and financing; director obligations and liabilities; legal privilege; corporate governance matters including ethics, diversity and inclusion issues, proxy advisory guidelines and say-on-pay proposals. Ongoing self-study of mergers and acquisitions, finance and corporate governance developments and practice.

Dennis Maple
In his current role as President of First Student, Inc. regularly participates in ongoing operational reviews, self-study and presentations from both internal personnel and external consultants and advisors in the areas of leadership and team development, succession planning, managing high performers, integration of performance management with compensation programs, assessment of various technologies and projects designed to improve customer service outcomes and employee performance, evaluation of various emerging technologies in the transportation industry and crisis management planning.

Jane O’Hagan
Completed 24 hours of self-study and examination for the NACD Cyber-Risk Oversight Program to enhance director cybersecurity literacy and to strengthen understanding of the threat environment, roles and responsibilities of board and management to improve cyber risk preparedness and incident management. Earned the CERT Certification in Cyber Risk Oversight issued by Carnegie Mellon University and the National Association of Corporate Directors in February 2018. Participated and attended continuing education for directors in corporate governance special topics and executive compensation. Completed continuing education credits in board leadership, best practices in board recruitment, on boarding and evaluation, internal audit, U.S. tax reform, regulation and cyber security preparedness and regulation, foreign corrupt practices. Undertook self-study in the areas of audit, revenue recognition, transfer pricing and effective audit committee practices as well as Human Resources topics in talent management and workplace policies.

John J. Walker
Completed 46 hours of continuing professional education credits conducted by PWC, Deloitte, KPMG, and the National Association of Corporate Directors in the following areas of study: accounting & financial reporting, revenue recognition, corporate governance & risk, tax, treasury & cash management, internal controls, cyber security, internal audit, information technology, banking & finance, human resources, compensation matters, BEPS, IFRS financial reporting standards and Board best practices.   In addition, undertook self-study in enterprise-wide and cyber security risk management, the new revenue recognition standards, audit committee best practices and hot topics, crisis management, succession planning and talent development and internal audit best practices.

Majority Voting Policy

The Board has adopted a policy (the “Majority Voting Policy”) whereby, in an uncontested election of directors, any nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares withheld from voting, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee, or such other committee of the Board as is applicable, will promptly consider such tendered resignation and make a recommendation to the Board to accept such resignation unless there are exceptional circumstances that would support rejection of the resignation. The Board will have 90 days following the date of the applicable annual meeting of shareholders to act on the committee’s recommendation. Following the Board’s decision on the resignation, the Board shall promptly disclose, via press release, its decision whether to accept the director’s resignation offer including the reasons for the Board rejecting the resignation offer, if applicable. The director will not participate in any committee (subject to the terms of the Majority Voting Policy) or Board deliberations on the resignation offer.

Advance Notice Provisions

The Corporation’s by-laws provide for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA. The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business (Eastern time) on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business (Eastern time) on the fifteenth day following the day on which the first public announcement of the date of the meeting was made. The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice for it to be valid. The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process. A copy of the Corporation’s by-laws is available on the Corporation’s website at www.descartes.com and on SEDAR at www.sedar.com.

3.	Appointment of Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. KPMG LLP have been the auditors of the Corporation since April 16, 2015.
Except where authority to vote in respect of the appointment of auditors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to re-appoint KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.

Audit Fees

For the fiscal year ended January 31, 2018 (“fiscal 2018”) and the fiscal year ended January 31, 2017 (“fiscal 2017”), the Corporation incurred the approximate fees set out below for the services of KPMG LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada closing foreign exchange rate on the last business day of the applicable fiscal period.
The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years:
Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2018	$446,131	$61,782	$-	$65,035	$572,947
January 31, 2017	$466,831	$-	$-	$-	$466,831

“Audit Fees” relate to professional services rendered for the audit of the Company’s annual consolidated financial statements and reviews of our interim consolidated financial statements for the first three quarters of the year and fees associated with a statutory audit of one of our subsidiaries in a foreign jurisdiction.  The above amounts are exclusive of any disbursements and related taxes.

“Audit-Related Fees” relate to fees for assurance and related services that are reasonably related to the performance of the audit of the Company’s annual consolidated financial statements or reviews of our interim consolidated financial statements and are not reported as Audit Fees.

“All Other Fees” relate to fees for non-audit-related advisory services.

4.	Advisory Vote on Executive Compensation (Say-On-Pay Vote)

The Board has determined to provide the Corporation’s shareholders with an advisory vote on the Corporation’s approach to executive compensation. While this “Say-on-Pay” vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution (the “Say-On-Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Information Circular dated May 1st, 2018.”

Approval of the Say-On-Pay Resolution will require an affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.
In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Say-On-Pay Resolution.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to increase its current engagement practices with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.
At the previous year’s annual meeting of shareholders held on June 1, 2017, 94.16% of the votes cast by shareholders were cast in favour of the “Say-on-Pay” resolution.
5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated by Management in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and Management consider good corporate governance to be central to the effective operation of the Corporation. Both Management and the Board, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements, as well as consideration of best practices in corporate governance and their application to the Corporation’s circumstances.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); the National Policy; and National Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to certain requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis considering developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “B”.

Risk Oversight

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices, either directly or through its committees, and, with the assistance of its committees, oversee Management’s assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the controls relating to financial information and the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and Management’s reports on those controls.

Consistent with the Board Mandate, in March 2013 the Corporation adopted a risk management policy (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Standards Organization’s ISO 31000:2009, Risk management – Principles and guidelines. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including human-resource based risk, regulatory changes, litigation, changes in customer relationships, information technology risks, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. If new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

Although the Board as a whole has responsibility for risk oversight, the Board exercises its oversight of the Corporation’s risk management policies and practices primarily through its committees, which in turn report back to the Board on risk oversight.

The Audit Committee is responsible for overseeing risks related to our accounting, financial statements, financial reporting process and internal controls related to financial reporting. The Board has also assigned to the Audit Committee primary responsibility for overall enterprise risk management and oversight of the Corporation’s risk management policies, except in those areas where other committees have express responsibility for specific categories of risk, for example, the Compensation Committee in the area of compensation-related risk.  As discussed above, the Audit Committee is also responsible for receiving reports from Management on an ongoing basis related to the risk management activities undertaken pursuant to the Risk Management Framework.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Corporate Governance Committee is responsible for monitoring risk and potential risks associated with the effectiveness of the Corporation’s corporate governance framework.

The Nominating Committee is delegated responsibility to monitor risks related to overall Board composition and director succession.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of May 1st, 2018, the following directors serve on the following committees in the following roles:

Director	Audit	Compensation	Corporate Governance	Nominating
David I. Beatson		Member		Chair
Deborah Close	Member	Chair
Eric A. Demirian	Member		Member
Chris Hewat			Member
Dennis Maple		Observer	Observer
Jane O’Hagan		Member	Chair	Member
Edward J. Ryan
John J. Walker	Chair			Member

In addition to the above, in fiscal 2018, the Chair of the Board also attended all Committee meetings in an “ex-officio” capacity.

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chair of that committee. A description of each committee charter, the committee membership and each committee’s activities in fiscal 2018 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for the roles of the Chair of the Board and the CEO. The Chair of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chair of the Board’s functions and responsibilities include facilitating the functioning of the Board independently of Management, providing independent leadership to the Board, Board management and reviewing Management’s strategic initiatives. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chair of the Board and the CEO are available at www.descartes.com/descartes/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Audit Committee

The Audit Committee is comprised of John J. Walker (Chair), Deborah Close and Eric A. Demirian. Each member of the Audit Committee is independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 30th, 2018, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee. The Board has also determined that John J. Walker and Eric A. Demirian are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter. The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes  assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the adequacy of the Corporation’s computerized information system controls and overall enterprise risk management program including cyber-security risk, monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.
In fiscal 2018, the Audit Committee’s activities included the following:
Audit Committee Meetings
•	The Audit Committee conducted five committee meetings during the year with all members of the committee present at each of the meetings.
•
Our independent auditors – KPMG –attend each meeting to report on the results of their quarterly reviews of the interim financial statements and the annual audit of the financial statements and annual audit of internal controls over financial reporting.

•	At each meeting of the Audit Committee, we conduct an in-camera meeting with KPMG without management present, as well as an in-camera meeting with the head of internal audit without management present, and an in-camera meeting with the CFO without the other members of senior management present; and
•	At each meeting of the Audit Committee we conduct an in-camera meeting of the members of the Audit committee and other Board members in attendance, without Management present.

Fiscal 2018 Audited Consolidated Financial Statements
•
Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements prepared by Management, and the footnote disclosures and management’s discussion and analysis thereon; and

•	Reviewed and discussed with Management and the independent auditor the results of the audit of the internal control over financial reporting.

Independent Auditor
•	Reviewed the qualifications, performance and independence of the independent auditor and approved the compensation of the independent auditor;
•	Approved audit and permitted non-audit services to be performed by the independent auditor;
•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed and ratified the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting
•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements prepared by Management and the notes and management’s discussion and analysis thereon, and the Earnings Press Release;

Compliance
•	Reviewed the Corporation’s design plans and testing of internal controls over financial reporting in accordance with the COSO 2013 framework;
•	Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and
•	Reviewed the results of the Audit Committee whistle-blower hotline program.

Risk Oversight
•	Reviewed results of annual risk assessment survey;
•	Received regular updates from management and external consultants on approach to cyber-security risk management and mitigation; and
•	Reviewed the Corporation’s commercial general liability insurance coverage program.

Planning
•	Reviewed the performance of the CFO, the head of internal audit and senior finance and tax staff; and
•	Reviewed Management’s budget planning initiatives.

Internal Audit
•	Received and reviewed quarterly reports from the internal audit function reporting directly to the Chair of the Audit Committee; and
•	Reviewed and approved the annual work plan for internal audit;

Compensation Committee

The Compensation Committee is currently comprised of Deborah Close (Chair), David I. Beatson and Jane O’Hagan.  The responsibilities, powers and operation of the Compensation Committee are set out in its written charter and are described in the section “Compensation – Compensation Committee” included later in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Jane O’Hagan (Chair), Eric A. Demirian and Chris Hewat. Each of Ms. O’Hagan and Mr. Demirian is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2018, the Corporate Governance Committee’s activities included the following:
•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewed the Corporation’s corporate governance activities and reported to the Board on these activities at quarterly Board meetings;
•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed the Risk Management Policy and Risk Management Framework for Board oversight of the Corporation’s risk management activities;
•	Reviewed the Corporation’s governing documents including the Corporation’s Board Mandate and each of its committee charters;
•	Reviewed the Code of Conduct and recommended for Board re-approval;
•	Reviewed the Corporation’s disclosure policy;
•	Reviewed the Corporation’s policy for outside board services by members of the Board;
•	Reviewed the Corporation’s director orientation program;
•	Oversaw the ongoing director education program and the selection of topics for director education sessions;
•	Reviewed the Corporation’s directors’ and officers’ liability insurance program and recommended to Management that certain enhancements to the program be made;
•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation;
•	Reviewed the Board’s policy on diversity in respect of board nominations and executive appointments;
•
Reviewed, and recommended for Board approval, the Corporation’s emergency succession plan, which, among other things, identifies interim successors for key Management roles in the event of an unexpected vacancy of the role (the “Emergency Succession Plan”); and

•	Reviewed, together with the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee is currently comprised of David Beatson (Chair), Jane O’Hagan and John J. Walker. Each of the members of the Nominating Committee is independent. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Chair of the Board. To identify new candidates to serve on the Board, the Nominating Committee:

•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity, including gender diversity;
•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•	Considers the experience and expertise of the independent members of the Board with a view to identification of a suitable potential successor for the Chair of the Board role.

In fiscal 2018, the Nominating Committee’s activities included the following:
•
Following receipt of notice from one director that he did not intend to stand for re-election at the annual meeting of shareholders in fiscal 2018, the Committee led a director recruitment effort through which several potential candidates were identified, screened, interviewed, short-listed and ultimately narrowed to a single candidate, Dennis Maple, who nominated by the Nominating Committee for election to the Board to fill the vacancy and was ultimately elected by the shareholders at the annual meeting of shareholders on June 1st, 2017;

•	Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees; and
•	Considered the overall size of the Board of Directors.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee, in consultation with the Chair of the Board, is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of its committees; and the contributions of the other directors to the Board and its committees. The results of the evaluations are summarized by the Chair of the Corporate Governance Committee and presented to the full Board. In addition, the Chair of the Board reviews with each director that director’s aggregate peer evaluation results.  In the case of the peer evaluation results for the Chair of the Board, those results are reviewed with the Chair of the Board by the Chair of the Corporate Governance Committee.

Policy on Diversity
In December 2014, the Board adopted a written policy with respect to diversity which states that the Corporation values diversity of view, experience, skillset, gender and ethnicity and is committed to considering diversity in its board nominations and executive appointments. Gender diversity is one factor that is considered in identifying and selecting board members and in considering the hiring, promotion and appointment of executive officers. The Corporation regularly considers the level of representation of women on the Board and in executive officer positions. The Corporation does not have specific targets respecting the representation of women on the board and in executive officer positions, instead focusing on choosing the most appropriate candidate for the position. However, in assessing the appropriateness of candidates for board and executive officer appointments, the Corporation considers the desirability of an appropriate level of representation of women on its board and in executive officer positions.
On an annual basis, the Nominating Committee (i) assesses the effectiveness of the Board nomination processes at achieving the Corporation’s diversity objectives and (ii) considers if it is advisable to recommend to the Board for adoption, measurable objectives for achieving diversity on the Board.  Further to the foregoing, among other things, the Nominating Committee considers (i) the number of women considered or brought forward for Board (ii) the skills, knowledge, experience and other characteristics of female candidates to ensure that such candidates have been fairly considered relative to other candidates and (iii) the number of women on the Board and the proportion (in percentage terms) of persons on the Board.
Upon adoption of the Corporation’s diversity policy in December 2014, there was one woman on the Board, representing 13% of the Corporation’s directors.
At the annual meeting of shareholders in fiscal 2018, two women were elected to the Board, representing 25% of the individuals elected to the Board and two women have been nominated for re-election at the Meeting, representing 25% of the individuals nominated for election to the Board.
As noted above, gender diversity is one factor that the Corporation considers in considering the hiring, promotion and appointment of individuals for executive officer or other senior management roles. The Corporation does not have specific targets for the number of women in senior management positions, again, choosing to focus on hiring the most appropriate candidate for the position but having regard to an overall interest in increasing the level of representation of women within senior management roles at the Corporation.  Management reports to the Board on a quarterly basis with respect to the composition of its work-force including specific disclosure of the number of women within the overall employee base as well as in senior management positions within the Corporation.  The Board, in its quarterly one-on-one meetings with the CEO, regularly reinforces its interest in continuing to attract and promote women in to senior management positions within the Corporation.
Upon adoption of the Corporation’s diversity policy in December 2014, there were three women who were part of the senior management team of the Corporation, being at the level of Vice-President or above, but there were no women in executive officer positions of the Corporation.  Currently, there are six women who are part of the senior management team of the Corporation, but there are not currently any women in any of the nine roles that are currently identified as executive officer positions of the Corporation.
Ethical Business Conduct

The Board has adopted the Code of Conduct applicable to the Corporation’s directors and employees. A copy of the Code of Conduct is available on the Corporation’s website at www.descartes.com and has been filed on and is accessible through SEDAR at www.sedar.com. The Code of Conduct sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code of Conduct to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code of Conduct. The Corporate Governance Committee monitors overall compliance with the Code of Conduct. The Corporation’s General Counsel and Corporate Governance Committee each report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code of Conduct or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code of Conduct (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code of Conduct may also be raised to an independent director by way of the Chair of the Board. Regular quarterly reminders are sent to employees about the availability of the hotline.

In order to ensure independent judgment in considering any transactions or agreements in which a director or officer has a material interest, such transactions or agreements are considered and, if deemed advisable, approved by the independent directors not having an interest in such transaction or agreement. There were no transactions or agreements in respect of which a director or officer declared a material interest in fiscal 2018.

Succession Planning

Oversight of the Corporation’s succession planning is primarily the responsibility of the Compensation Committee, with the Nominating Committee having responsibility for succession planning related to the role of the Chair of the Board. Each of these two committees is comprised entirely of independent directors. In addition, other committees of the Board may be consulted in the succession planning process depending upon the specific role under consideration.

The Corporation’s process for succession planning for the roles held by Management, including the CEO, involves the identification and consideration of potential internal and external candidates based on various factors, including the following: executive experience; market and industry expertise; geographic location; familiarity with the Corporation’s business and customers; and past successes in achieving particular corporate goals. Interim internal successors for those roles are also identified for the purposes of the Corporation’s Emergency Succession Plan, and these may differ from those identified as potential longer-term succession candidates.

The Compensation Committee reviews the Corporation’s Emergency Succession Plan on at least an annual basis. The Compensation Committee also reviews the CEO’s recommendations for the ongoing longer-term succession plans for other members of Management.

In succession planning for the role of the CEO, the Compensation Committee, with the assistance of the Corporation’s senior human resources management, has developed a skills matrix that identifies the key skills and experience that would be important in any successor to the CEO role. The Compensation Committee utilizes that matrix in considering whether there are individuals within the existing senior management team who have the skills and experience to be a potential successor to the CEO role and what additional skills or experience might need to be further developed or expanded by any of those individuals.

Succession planning for the CEO role and other key senior management roles is regularly discussed between the Compensation Committee and the CEO at quarterly in-camera meetings without other members of Management present. The recommendations and views of the Compensation Committee and, in the case of the Chair of the Board, the Nominating Committee in respect of succession planning are presented to the Board on an annual basis for consideration at a session without Management present.

STATEMENT OF COMPENSATION GOVERNANCE

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) is currently comprised of Deborah Close (Chair), David Beatson and Jane O’Hagan.  Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), each of the members has been involved in the committee for more than two years. The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

Deborah Close, B.A., ICD.D – Ms. Close joined the Compensation Committee during 2016 and was appointed Chair of the Committee in 2017.  Ms. Close previously held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. In her role as President, Ms. Close was involved in the design and structure of the compensation program for all division employees, including performance-based goal-setting, performance management, talent management, succession planning, and cross-divisional performance and compensation calibration.   In addition to that role at Tervita Corporation, during her time as Executive Vice President at DO2 Technologies (now Transzap, Inc.), Ms. Close directed the design and administration of compensation programs, and performance and talent management programs for all customer facing functions, including sales, marketing, consulting and customer support.  As a former Regional Vice President of Halliburton Corporation’s software division, Landmark Graphics, Ms. Close was involved in compensation program design and implementation, including leading a team to develop sales compensation programs for the corporation.  Ms. Close also currently serves on the compensation committee of a privately-held company, Ember Resources Inc.

David Beatson, B.Sc., M.B.A. – Mr. Beatson formerly served as the Chair of the Compensation Committee. In Mr. Beatson’s chief executive officer roles at GlobalWare Solutions, Panalpina, Circle International and Emery Worldwide, Mr. Beatson was actively involved in designing, establishing, implementing and adjusting executive compensation arrangements. In his ongoing role on the board and compensation committee of publicly-traded PFSweb (NASDAQ:PFSW), Mr. Beatson has reviewed and approved board and executive compensation principles, policies, plans and arrangements. Mr. Beatson also currently serves on the compensation committee of Jones & Frank, a privately-held U.S. firm, where he assists with the formulation and approval of executive compensation arrangements.

Jane O’Hagan, B.A.(Hons.), ICD.D – Ms. O’Hagan recently served as the Executive Vice-President, Marketing and Sales and Chief Marketing officer of CP Rail. The Compensation Committee benefits from Ms. O’Hagan’s experience in being part of the management team at large companies, specifically in the review of executive compensation policies, programs and levels, and in setting appropriate performance measures and targets for incentive compensation plans. Ms. O’Hagan has experience working with external compensation consultants to assess compensation-related risk, human resources practices and benefits and in measuring the competitiveness of compensation policies and practices. She has directly participated in developing leadership succession, talent management and development plans and for implementing performance-based goals for executive and enterprise wide personnel. She also has extensive experience in corporate restructuring and organizational change initiatives.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of the date of this Circular, the Compensation Committee is generally responsible for, among other things:

•
reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO and reviewing and making recommendations to the Board based on the recommendations of the CEO with respect to the appointment, compensation and other terms of employment of the CFO, the President and COO and all other officers appointed by the Board, which includes each of the Named Executive Officers (as defined herein);

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO, President and COO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Program

The CEO, CFO and Corporation’s three other most highly compensated executives (collectively, the “Named Executive Officers” or “NEOs”), who are the subject of this Compensation Discussion and Analysis, are as set forth in the following table:
Name	Position
Edward J. Ryan	CEO
Allan Brett	CFO
J. Scott Pagan	President & COO
Chris Jones	Executive Vice President, Marketing and Services
Michael Verhoeve	Executive Vice President, Legal, General Counsel and Corporate Secretary

In addition to the Named Executive Officers, this Compensation Discussion and Analysis also includes the compensation received by non-executive directors of the Corporation.

The Compensation Committee’s oversight is designed to ensure that total compensation paid to the Named Executive Officers and non-executive directors is fair and reasonable and consistent with our compensation philosophy.

Executive Compensation

Executive Officer Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — the performance required to successfully execute our business strategy and achieve the Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-based — compensation should be linked to the operating and financial performance of the Corporation to a significant degree; and

Market-relevant — compensation should be market competitive in terms of value and structure in order to retain key employees who are performing according to their objectives and to attract new talented employees.

What We Do	What We Don’t Do
Link executive pay to company performance through our annual and long-term incentive plans	No single-trigger change-in-control provisions
Balance among short- and long-term incentives, cash and equity and fixed and variable pay	No golden-parachute type arrangements
Compare executive compensation and company performance to relevant peer group companies	No hedging or pledging by executives or directors of equity holdings

Require executives to meet minimum stock ownership requirements	No re-pricings of underwater stock options
Maintain a compensation claw-back policy to recapture unearned incentive pay	No tax gross-ups
Provide only limited perquisites	No aspect of our pay policies or practices pose material adverse risk to the Company

Compensation Objectives

The objectives of our executive compensation program are as follows:

1.	To attract and retain highly-qualified executive officers;
2.	To align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.	To evaluate executive performance based on key financial measurements which we believe closely measure the performance of our business; and
4.	To tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering competitive compensation; and an appropriate mix and level of short-term and long-term financial incentives. We benchmark compensation to a comparator group of peer companies to assess competitiveness of our own compensation programs. The comparator group is reviewed annually by the Compensation Committee with assistance of its independent compensation consultant. For fiscal 2018, the comparator group was comprised of seventeen US and Canadian publicly-traded companies in the technology industry which range from one-quarter to three times the Corporation’s size, based on revenue and with the Corporation positioned at approximately the median of the group.

The comparator group was reviewed at the start of fiscal 2018 and updated to remove companies that are no longer public and to add companies appropriate to reflect the Corporation’s larger size. It was the Compensation Committee’s view that the compensation practices of such organizations were comparable to those of the Corporation. The comparator group (the “Comparator Group”) used in developing the Corporation’s director and officer compensation program for fiscal 2018 was as follows:

Absolute Software Corp. (Cdn)	Amber Road (US)	American Software (US)
Aspen Technology (US)	Bottomline Technologies Inc. (US)	Computer Modelling Group (Cdn)
Enghouse Systems Ltd. (Cdn)	Guidance Software Inc. (US)	InContact Inc. (US)
Kinaxis Inc (Cdn)	Manhattan Associates (US)	Mediagriff Interactive Tech (Cdn)
Progress Software Corp (US)	QAD Inc. (US)	SPS Commerce Inc. (US)
Tivo Inc. (US)	Vasco Data Sec Intl. Inc. (US)

Compensation for each Named Executive Officer is designed to be competitive with the target total direct compensation for similar roles and/or seniority positioning in the Comparator Group and consistent with the internal pay practices for other executive officers of the Corporation who are not Named Executive Officers. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the Named Executive Officer’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total direct compensation.

In determining the overall compensation program of our Named Executive Officers for fiscal 2018, the Compensation Committee, with the assistance of its compensation consultant, compared the material elements of our compensation programs to those of the Comparator Group. The review included base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. Each Named Executive Officer was matched to a benchmark position in the Comparator Group. The purpose of this process was to:

•	Understand the competitiveness of current pay levels for each executive position within the Corporation relative to the Comparator Group;
•	Identify and understand any significant differences that may exist between current compensation levels for the Corporation’s executives and market compensation levels; and
•	Serve as a basis for determining salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

2.	Aligning the Interests of the Named Executive Officers with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our Named Executive Officers. We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value.

For fiscal 2018, the three basic components of our executive officer compensation program were: (i) base salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. In establishing the appropriate pay mix among these components, we consider what compensation is “at-risk”, based on performance. The greater the Named Executive Officer’s impact is on driving the business results, the higher the “at risk” portion of his or her compensation. We consider all compensation other than base salary and benefits to be “at risk”.

In establishing the appropriate pay mix to align the interests of the Named Executive Officer with the interests of the Corporation’s shareholders and execution of our business strategy, we consider the following in respect of the three components of total compensation:

i.	Base Salary and Benefits

The base salary for our Named Executive Officers is reviewed annually. The base salary review for each Named Executive Officer takes into consideration factors such as current competitive market conditions and particular skills, scope of the role, experience in the role, leadership ability and management effectiveness, internal equity, responsibility and proven or expected performance of the particular individual.

We also provide various employee benefits to all of our employees, which include but are not limited to, medical and health insurance; dental insurance; life insurance; and tax-

based retirement savings plan matching contributions. Named Executive Officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Pursuant to this program, each Named Executive Officer is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

Named Executive Officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) under which the Corporation will contribute to the Named Executive Officer’s DPSP account 50% of the Named Executive Officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the Named Executive Officer’s annual base salary. Named Executive Officers in the United States are eligible to participate in the Corporation’s 401(k) plan under which the Corporation will contribute to the Named Executive Officer’s 401(k) account 3% of the Named Executive Officer’s base salary contributions to the 401(k) plan, subject to a maximum annual contribution by the Corporation of $2,000 per Named Executive Officer. This is provided in lieu of a pension or retirement benefit.

ii.	Short-Term Incentives

For each Named Executive Officer, the at-target and maximum eligibility for short-term incentives is established for each fiscal year.

The following table shows the percentage of salary payable for fiscal 2018 for on-target short-term incentives (“On-Target Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target Short-Term Incentive Eligibility (% of Base Salary)	On-Target Short-Term Incentive Eligibility ($)	Maximum Short-Term Incentive Eligibility (% of Base Salary)	Maximum Short-Term Incentive Eligibility ($)
Edward J. Ryan	$425,000	100%	$425,000	150%	$637,500
Allan Brett	$300,000	67%	$200,000	100%	$300,000
J. Scott Pagan	$300,000	84%	$252,000	126%	$378,000
Chris Jones	$220,000	25%	$55,000	40%	$88,000
Michael Verhoeve[1]	$211,502	30%	$63,451	40%	$84,601
(1) Compensation for Mr. Verhoeve is set and paid in Canadian dollars but has been converted to USD for the purposes of disclosure in this Information Circular at an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018.

For the Named Executive Officers, where short-term incentives have been awarded, the amount has historically been paid, at the option of the Named Executive Officer, in cash and/or in cash settled restricted share units (“CRSUs”) vesting and paid over a period of no more than three years from the grant.

The amount of the short-term incentive actually payable to each Named Executive Officer is based on meeting pre-established, Board-approved, Corporation-wide qualitative and quantitative corporate objectives related to creating shareholder value and executing business strategy on budget. For fiscal 2018, the quantitative objectives measured and monitored (the “Quantitative Measures”) were:

i.	Adjusted EBITDA;
ii.	Revenue; and
iii.	Cash generated from operations as a percentage of Adjusted EBITDA.

Adjusted EBITDA Criteria

Adjusted EBITDA, which is a non-GAAP measure, was the exclusive measure of corporate performance for purposes of determining eligibility for short-term incentive awards for fiscal 2018. To achieve 100% of On-Target Short-Term Incentive Eligibility, the Compensation Committee requires that the Corporation has achieved its annual target for Adjusted EBITDA, as set out in the table below. The Compensation Committee will not award short-term incentives unless the annual target for Adjusted EBITDA has been achieved.

FY18 Adjusted EBITDA* Target (in millions)	FY18 Adjusted EBITDA Actual (in millions)
77.1	80.8

* A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2018, is included at Schedule “A” to this Circular.

In considering whether the Adjusted EBITDA target has been achieved, the Compensation Committee considers any impact on the target based on fluctuations in foreign currency exchange compared to the foreign currency exchange rates used at the time of setting the targets. If the Adjusted EBITDA target has been achieved, the Compensation Committee then considers whether there are reasons that an amount other than the On-Target Short-Term Incentive Eligibility should be awarded.

If the Adjusted EBITDA target would not otherwise be achieved if On-Target Short Term Incentive Eligibility were awarded, then the Compensation Committee reduces the short-term incentive compensation that may be awarded to the Named Executive Officers on a pro-rata basis to the extent such reduction would then result in the Corporation achieving its Adjusted EBITDA target.

Other Quantitative Measures

The Committee retains discretion to reduce the short-term incentive awards even when the annual target for Adjusted EBITDA is achieved if the Corporation has not achieved its objectives for the other Quantitative Measures (revenue and cash generated from operations as a percentage of Adjusted EBITDA) or has otherwise failed to perform against the Other Factors monitored by the Compensation Committee, as discussed below.

Revenue

The following table details the Corporation’s fiscal 2018 target and actual results for revenue in 2018.

FY18 Revenue Target (in millions)	FY18 Revenue Actual (in millions)
223.0	237.4

Cash Flow from Operations as a Percentage of Adjusted EBITDA

For fiscal 2018, the target for cash flow from operations was set at 85% of Adjusted EBITDA. The following chart sets out the achievement toward the cash flow from operations target in fiscal 2018.

Actual Cash Flow from Operations (in millions)	Target Cash Flow from Operations (% of Adjusted EBITDA)	Actual Cash Flow From Operations (% of Adjusted EBITDA)
$72.6	85%	89%

Other Factors

In determining whether an amount less than the On-Target Short-Term Incentive Eligibility should be awarded, the Compensation Committee will give consideration to the following “Other Factors”: (i) the performance of the Corporation relative to the above mentioned Quantitative Measures other than Adjusted EBITDA; (ii) the progress of the Corporation’s corporate development activities; (iii) the performance of the Corporation against various return metrics on invested capital that are monitored on a quarterly basis; (iv) the Corporation’s performance in comparison to its annual budget; and (v) the performance of the Corporation’s Common Shares in the public market over the year. In addition, the Compensation Committee considers the individual performance of each Named Executive Officer which, in the case of the CEO, is evaluated by the Compensation Committee and, in the case of the other Named Executive Officers, is evaluated by the Compensation Committee based on the recommendation of the CEO, as further discussed below under “Evaluating Individual Executive Performance”.

In determining whether an amount more than the On-Target Short-Term Incentive Eligibility should be awarded, up to the Maximum Short-Term Incentive Eligibility, the Compensation Committee considers whether there has been significant over-performance by the Corporation against its Adjusted EBITDA target, provided that any additional amount awarded above the On-Target Short-Term Incentive must continue to result in the Corporation achieving, or exceeding, its Adjusted EBITDA target. Prior to making any award above the On-Target Short-Term Incentive Eligibility, the Compensation Committee will also consider the Other Factors discussed above.

Over the past three (3) fiscal years, the Compensation Committee has not awarded any Named Executive Officer short-term incentive amounts in excess of the On-Target Short-Term Incentive amount for the Named Executive Officer for that fiscal year.

iii.	Long-Term Incentives

The fiscal 2018 compensation program for our CEO, CFO and President & COO, included long-term incentive compensation in the form of equity based awards (i) 50% of which is in the form of PSU grants which vest at the end of a three-year performance period; (ii) 35% of which is in the form of RSU grants which vest over a period of three fiscal years; and (iii) 15% of which is in the form of stock options that vest over a period of three fiscal years. The PSUs are subject to performance conditions and vest from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group over a three-year period in accordance with the following criteria:

RELATIVE PERFORMANCE	ADJUSTMENT FACTOR
Less than the 30th percentile	0
30th percentile	.50
50th percentile	1.00
75th percentile	1.50
90th percentile	2.00

For our other Named Executive Officers, the fiscal 2018 compensation program included long-term incentive compensation in the form of a combination of forty percent (40%) in the form of CRSUs that vest over a three-year period and the remaining sixty percent (60%) in the form of stock options that vest over a three-year period.

The following table shows the on-target long-term incentive compensation established for fiscal 2018 (“On-Target Long-Term Incentive Eligibility”):

Name	On-Target Total LTI	Value of PSUs at time of grant (and percentage of total LTI)	Value of RSUs at time of grant (and percentage of total LTI)	Value of stock options at the time of grant (and percentage of total LTI)	Value of CRSUs at the time of grant (and percentage of total LTI)
Edward J. Ryan	$1,200,000	$600,000 (50%)	$420,000 (35%)	$180,000 (15%)
Allan Brett	$425,000	$212,500 (50%)	$148,750 (35%)	$63,750 (15%)
J. Scott Pagan	$700,000	$350,000 (50%)	$245,000 (35%)	$105,000 (15%)
Chris Jones	$132,000			$79,200 (60%)	$52,800 (40%)
Michael Verhoeve[1]	$126,901			$76,141 (60%)	$50.760 (40%)
(1) Compensation for Mr. Verhoeve is set and paid in Canadian dollars but has been converted to USD for the purposes of disclosure in this Information Circular at an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018.

The Board and Compensation Committee review and approve all grants of PSUs, RSUs, CRSUs and stock options. In making these determinations, the Board and Compensation Committee consider the recommendations of the CEO (except for grants to the CEO). The Board and Compensation Committee also consider previous grants of CRSUs and Share Units that have been made to an individual in deciding whether to make new grants of CRSUs and Share Units.

When deciding whether to grant stock options, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	Which Named Executive Officers and others are entitled to a grant of options;
•	The number of options to be granted under the plan in general and to each recipient;
•	The exercise price for each stock option granted (which may not be less than fair market value at the date of the grant);
•	The date on which each option is granted (which may not be earlier than the date the grant is approved by the Board);
•	The vesting period;
•	The expiration date; and
•	Other material terms and conditions of each stock option grant.

As the long-term incentives granted to our Named Executive Officers are Common Share-based, and the price of our Common Shares has increased over each of the past five fiscal years, the compensation earned by each Named Executive Officer from such incentives has increased over this same period.

3.	Evaluating Individual Executive Performance

We believe that regular and comprehensive evaluation of our Named Executive Officers contributes to effective compensation programs and the achievement of the Corporation’s business goals. Our Board, Compensation Committee and CEO have instituted a set of procedures to evaluate the performance of each of our Named Executive Officers to help determine the amount of base salary, short-term and long-term incentives to award to each Named Executive Officer.

CEO – The Board and the Compensation Committee assess the performance of the CEO on an ongoing basis, with a formal review conducted annually. The formal review includes interviews with the CEO and comments solicited from members of the Board, Management and the Corporation’s major shareholders. The Compensation Committee, if appropriate, approves adjustments to the CEO’s compensation under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee. The Compensation Committee communicates its assessment and any compensation decisions directly to the CEO.

Named Executive Officers other than the CEO – The performance of each Named Executive Officer other than the CEO is evaluated by the CEO and assessed by the Compensation Committee on the basis of the CEO’s evaluation. Recommendations for adjustments to compensation for these Named Executive Officers are made by the CEO to our Compensation Committee for consideration. The Compensation Committee follows its review and assessment process described in this Circular and, if appropriate, approves compensation adjustments for the Named Executive Officers under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee.

In evaluating Named Executive Officer performance for a fiscal year, the Compensation Committee and Board consider several factors including the following:

a)	Contribution to the achievement of the Corporation’s longer-term financial and corporate development plan;
b)	Contribution to the achievement of annual corporate financial targets;
c)	Contribution to the achievement of the Corporation’s corporate development goals in acquiring businesses and integrating acquired businesses;
d)	Customer service, satisfaction and retention;
e)	Infrastructure development;
f)	Investor communication;
g)	Organizational development;
h)	Succession planning and initiatives;
i)	Strategic planning; and
j)	Other corporate and individual qualitative factors.

4.	Evaluating Overall Corporate Performance

a.	Longer-term Financial and Corporate Development Plan

The Corporation’s long-term financial plan is focused on consistent, sustainable growth in Adjusted EBITDA, accomplished through a combination of the performance of existing operations and acquiring and integrating new operations. The Corporation targets ongoing growth in Adjusted EBITDA of 10-15% per year. Consistent with that, the Corporation’s fiscal 2018 budget (and targets for Named Executive Officers) were based on Adjusted EBITDA growth of at least 10% over the Adjusted EBITDA metric from fiscal 2017.

The Corporation’s Adjusted EBITDA in fiscal 2018 grew by 15% over fiscal 2017, at the high end of the Corporation’s ongoing financial plan. The Corporation also acquired three businesses in fiscal 2018 (PCSTrac, Shiprush and MacroPoint) consistent with its corporate development goals.

b.	Annual Corporate Financial Targets

As noted above, the Corporation exceeded its established targets for both revenue and Adjusted EBITDA in fiscal 2018.

Overall, the Corporation’s revenues and Adjusted EBITDA grew 16% and 15%, respectively, from fiscal 2017.

In addition, the Compensation Committee noted the Corporation’s strong cash generated from operations in fiscal 2018 in evaluating the Corporation’s and executive officer’s performance. The Corporation targeted cash from operations of at least 85% of Adjusted EBITDA in the fiscal period. In fiscal 2018, the Corporation generated $72.1 in cash from operations, representing 89% of Adjusted EBITDA for the year.

On an ongoing basis, the Compensation Committee and Board also monitored the Corporation’s return on invested capital using various return metrics.

c.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating awards of short-term compensation. Over fiscal 2018, the price of the Corporation’s Common Shares increased as follows:

Market	January 31, 2017 (closing price)	January 31, 2018 (closing price)	% Increase
TSX	Cdn. $28.41	Cdn. $34.80	22.5%
NASDAQ	$21.85	$28.35	29.7%

We believe that the Corporation and each of our executive officers had strong performance in fiscal 2018. The Compensation Committee considered this superior performance by the Corporation in making its recommendations to the Board in respect of awards of short-term incentives to executive officers in respect of fiscal 2018.

The Compensation Committee also considered the Named Executive Officers’ respective contribution to sustained historical superior performance by the Corporation. Over the 5-year period that commenced February 1, 2013, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and over the past year has also tracked just above the S&P/TSX Composite Index “Software & Services” industry subgroup index as included in the performance graph below. This trend is reflected in the increased compensation levels and regular short-term incentives that have been awarded to the Named Executive Officers over that same period, including fiscal 2018.

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry subgroup of the S&P/TSX Composite Index for the Corporation’s last five fiscal years.

	Jan 31, 2013	Jan 31, 2014	Jan 31, 2015	Jan 31, 2016	Jan 31, 2017	Jan 31, 2018
Actual Data (Cdn.$)
Descartes (DSG)	9.40	16.00	19.41	24.94	28.41	38.40
S&P/TSX Composite Index	12685.24	13694.94	14673.48	12822.13	15385.96	15951.67
NASDAQ Composite Index	3142.13	4103.88	4635.24	4613.95	5614.79	7411.48
Software & Services Industry Subgroup	1601.19	2455.29	3424.87	3903.65	4294.00	5199.02
Nominal Data (Cdn.$)
Descartes (DSG)	100	170	206	265	302	409
S&P/TSX Composite Index	100	108	116	101	121	126
NASDAQ Composite Index	100	131	148	147	179	236
Software & Services Industry Subgroup	100	153	214	244	268	325

CEO - Edward J. Ryan

Mr. Ryan was appointed Chief Executive Officer on November 26, 2013 and had served in senior executive roles in the Corporation for more than ten years prior to this appointment.

On an annual basis, the Compensation Committee reviews Mr. Ryan’s compensation as the Chief Executive Officer of the Corporation. As part of this review the Compensation Committee considers the total target direct compensation of the chief executive officer role in the Comparator Group and the mix of the overall compensation components, including the allocation among base salary, short-term incentives and long-term incentives, as well as the split between guaranteed components and “at-risk” components. The Compensation Committee also considers the level of equity ownership that it wants Mr. Ryan to accumulate over the long-term incentive period.

For fiscal 2018, the Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be positioned at the median of the Comparator Group, including the following factors:
•	Mr. Ryan had been internally promoted to the role of Chief Executive Officer based on his historical performance;
•	Mr. Ryan had significant tenure with the Corporation in a senior executive role;
•
During Mr. Ryan’s tenure in a senior executive role, and since his appointment to the role of Chief Executive Officer, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;

•
During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index, the NASDAQ Composite Index and the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	During such time, Mr. Ryan had played an integral role in the steady increase in the Corporation’s revenues and the completion of various acquisitions.

The following chart illustrates the pay mix for, and components of, Mr. Ryan’s compensation for fiscal 2018, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Ryan for fiscal 2018, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the Corporation’s past practice, market practice and the Comparator Group. Accordingly, Mr. Ryan’s base salary was set at $425,000, his eligibility for on-target short-term incentives was set at 100% of base salary, with a maximum of 150% of base salary, and his on-target long-term incentive award was set at $1,200,000 for fiscal 2018. The long-term incentive component was awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.  For further details, see the discussion under the heading “Long Term Incentives” above.

Upon the completion of fiscal 2018, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Ryan in respect of fiscal 2018. Considering the Corporation’s on- to above-target performance in fiscal 2018 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Ryan’s contribution to such performance, Mr. Ryan was awarded a short-term incentive in respect of fiscal 2018 in the amount of $425,000, being 100% of his on-target short-term incentive for fiscal 2018.

Chief Financial Officer – Allan Brett

Mr. Brett joined the Corporation as Chief Financial Officer on May 29th, 2014.  Mr. Brett had previously served as Chief Financial Officer of Aastra Technologies Limited from June 1996 through to its January 2014 sale to Mitel Networks Corporation.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Brett’s compensation package for fiscal 2018. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the Chief Financial Officer position within the Comparator Group. The Compensation Committee also considered the level of equity ownership that it wanted Mr. Brett to accumulate over the long-term incentive period.

The Compensation Committee considered various factors in determining that Mr. Brett’s total target direct compensation should be positioned at a level that approaches the median for the chief financial officer position in the Comparator Group, including the following factors:

•	Mr. Brett has significant experience in the role of a Chief Financial Officer to a publicly traded company with international operations; and
•
Mr. Brett has demonstrated his abilities and knowledge in several areas that have added value to the Corporation since his appointment, including in the areas of capital market transactions, merger and acquisition integration, taxation, business planning and overall financial management and financial reporting.

The following chart illustrates the pay mix for, and components of, Mr. Brett’s compensation for fiscal 2018, assuming on-target performance:

The compensation arrangements concluded in respect of Mr. Brett for fiscal 2018 included base salary in the amount of $300,000, unchanged from fiscal 2017. In addition, it was determined that Mr. Brett’s on-target eligibility for short-term incentives be established at $200,000, being 67% of base salary, with a maximum eligibility of 100% of base salary, and that his eligibility for long-term incentives be set at $425,000 for fiscal 2018. Consistent with the arrangements with the CEO and the President and COO, it was determined that the long-term incentives for Mr. Brett be granted 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2018, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Brett in respect of fiscal 2018. Considering the Corporation’s on- to above-target performance in fiscal 2018 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Brett’s contribution to such performance, Mr. Brett was awarded a short-term incentive in respect of fiscal 2018 in the amount of $200,000 being 100% of his on-target short-term incentive for fiscal 2018.

President & COO – J. Scott Pagan

Mr. Pagan was appointed President and COO on November 26, 2013 and had served in a senior executive role in the Corporation for more than ten years prior to this appointment.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Pagan’s compensation package for fiscal 2017. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the second-highest paid officer position within the Comparator Group. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be positioned within a competitive range of the median of the Comparator Group for the second-highest paid officer, including the following factors:

•	Mr. Pagan was internally promoted to the role of President & COO based on his historical performance;
•	The scope of Mr. Pagan’s role is broader than comparable roles at peer companies;

•	Mr. Pagan had served in a senior executive role for more than ten years;
•	During such time, the Corporation had achieved superior financial performance and executed on its long-term and corporate development strategy;
•
During such time, the performance of the Common Shares had exceeded that of the S&P/TSX Composite Index, the NASDAQ Composite Index and the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	During such time, Mr. Pagan had played an integral role in the steady improvement in the Corporation’s operating performance and the completion of various acquisitions.

The following chart illustrates the pay mix for, and components of, Mr. Pagan’s compensation for fiscal 2018, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Pagan for fiscal 2018, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Accordingly, Mr. Pagan’s base salary was set at $300,000, unchanged from fiscal 2017, eligibility for on-target short-term incentives was set at $252,000, unchanged from fiscal 2017 and being approximately 84% of base salary, with a maximum of 126% of base salary, and his on-target long-term incentive award was set at $700,000 for fiscal 2018. Consistent with the arrangements with the CEO, the long-term incentive was awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2018, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Pagan in respect of fiscal 2018. Considering the Corporation’s on- to above-target performance in fiscal 2018 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Pagan’s contribution to such performance, Mr. Pagan was awarded a short-term incentive in respect of fiscal 2018 in the amount of $252,000, being 100% of his on-target short-term incentive for fiscal 2018.

Executive Vice President, Marketing & Services – Chris Jones

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Jones’ compensation package for fiscal 2018. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the five highest paid officers within the

Comparator Group and any direct comparable for the most senior marketing executive. For fiscal 2018, Mr. Jones’ base salary was set at $220,000, unchanged from fiscal 2017, his eligibility for on-target short-term incentives was set at $55,000, being 25% of base salary and unchanged from fiscal 2017, and his maximum eligibility for short-term incentives was increased to $132,000, being 60% of base salary.

In establishing the appropriate level of long-term incentives for Mr. Jones, the Compensation Committee determined that Mr. Jones’ on-target eligibility for long-term incentives be set at $132,000 for fiscal 2017, which was satisfied 40% by way of an award of CRSUs vesting over three years and 60% by an award of stock options vesting over three years.

Upon the completion of fiscal 2018, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Jones in respect of fiscal 2018. Considering the Corporation’s on- to above-target performance in fiscal 2018 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Jones’ contribution to such performance, Mr. Jones was awarded a short-term incentive in respect of fiscal 2018 in the amount of $55,000, being 100% of his on-target short-term incentive for fiscal 2018.

Executive Vice President, Legal, General Counsel and Corporate Secretary – Michael Verhoeve

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Verhoeve’s compensation package for fiscal 2018. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by Meridian assessing the compensation arrangements of the five highest paid officers within the Comparator Group and any direct comparable for the role of General Counsel and/or Chief Legal Officer. For fiscal 2018, Mr. Verhoeve’s base salary was set at $211,5021, his eligibility for on-target short-term incentives was set at $63,4511, being 30% of base salary and his maximum eligibility for short-term incentives was set at $126,9011, being 60% of base salary.

In establishing the appropriate level of long-term incentives for Mr. Verhoeve, the Compensation Committee determined that Mr. Verhoeve’s on-target eligibility for long-term incentives be set at $126,9011 for fiscal 2018, which was satisfied 40% by way of an award of CRSUs vesting over three years and 60% by an award of stock options vesting over three years.

Upon the completion of fiscal 2018, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Verhoeve in respect of fiscal 2018. Considering the Corporation’s on- to above-target performance in fiscal 2018 (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Verhoeve’s contribution to such performance, Mr. Verhoeve was awarded a short-term incentive in respect of fiscal 2018 in the amount of $63,4511, being 100% of his on-target short-term incentive for fiscal 2018.

(1) Compensation for Mr. Verhoeve is set and paid in Canadian dollars but has been converted to USD for the purposes of disclosure in this Information Circular at an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the Named Executive Officers during fiscal 2018, 2017, and 2016:

Name and Principal Position	Fiscal Year Ended Jan. 31	Salary	Share-based Awards[1]	Option-based Awards[2]	Annual Non-Equity Incentive Plan compensation[3]	All Other Compensation[4]	Total Compensation
		($)	($)	($)	($)	($)	($)
Edward J. Ryan Chief Executive Officer	2018 2017 2016	425,000 416,667 385,000	1,284,599 1,028,621 826,027	194,741 154,195 –	425,000 425,000 400,000	2,000 2,000 2,000	2,331,340 2,026,483 1,615,527
Allan Brett Chief Financial Officer	2018 2017 2016	300,000 300,000 300,000	454,961 363,040 297,208	68,969 54,421 –	200,000 150,000 150,000	9,065 7,625 6,768	1,032,995 875,086 753,976
J. Scott Pagan President & COO	2018 2017 2016	300,000 300,000 300,000	749,337 627,344 617,417	113,599 94,039 –	252,000 252,000 252,000	9,533 9,150 8,121	1,424,469 1,282,533 1,177,538
Chris Jones Executive Vice-President, Marketing and Services	2018 2017 2016	220,000 215,000 200,000	52,800 55,000 70,000	85,686 54,274 –	55,000 55,000 50,000	– – –	413,486 379,274 320,000
Michael Verhoeve[5] Executive Vice President Legal, General Counsel and Corporate Secretary	2018 2017 2016	207,435 186,109 156,250	50,761 47,966 54,688	76,139 47,965 –	63,451 57,559 39,063	5,926 4,605 3,906	403,712 344,204 253,906
__________________________
(1) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year, but do not include any amounts of annual incentive plan compensation that the Named Executive Officer elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares on NASDAQ in the period of five trading days preceding the date of the grant. This approach is used as it is the model used to value CRSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on NASDAQ in the trading day preceding the date of the grant. This approach is used as it is the model used to value RSUs for the purposes of the Corporation’s consolidated financial statements. Amounts in this column do not reflect any actual financial benefit a Named Executive Officer may receive upon any eventual vesting and redemption of PSUs, RSUs or CRSUs. Please see the section entitled “Security-Based Compensation Plans”.
(2) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year. Amounts in this column do not reflect whether the Named Executive Officer has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. Please see the section entitled “Security-Based Compensation Plans – Common Shares Authorized for Issuance Under Equity Compensation Plans”.
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. A Named Executive Officer may elect to take such entitlements in the form of CRSUs. Where the Named Executive Officer elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant.
(4) “All Other Compensation” includes contributions made by the Corporation to, in the case of Messrs. Brett, Pagan and Verhoeve, the Named Executive Officer’s DPSP Plan or, in the case of Messrs. Ryan and Jones, the Named Executive Officer’s 401(k) plan. “All Other Compensation” does not include benefits received by the Named Executive Officers which are available generally to all our salaried employees. “All Other Compensation” also does not include the value of perquisites and other personal benefits for each Named Executive Officer, other than the retirement savings contributions reference above, where the aggregate value of those is less than 10% of the Named Executive Officer’s total salary for the financial year and less than Cdn.$50,000. Mr. Ryan, as a salaried officer of the Corporation, does not receive compensation for serving as a Director of the Corporation.
(5)  The compensation for Mr. Verhoeve is set in Canadian dollars but has been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.2293 Canadian dollars at January 31, 2018, 1 US dollar = 1.3030 Canadian dollars at January 31, 2017, and 1 US dollar = 1.4080 Canadian dollars at January 29,2016.

Outstanding NEO Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each Named Executive Officer as at January 31, 2018.

	Option-based Awards[1]					Share-based Awards[1]
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price[2]	Option Expiration Date	Value of unexercised in-the-money options[3]	Number of shares or units of shares that have not vested[4,5]	Market or payout value of share-based awards that have not vested[5,6]	Market or payout value of vested share-based awards not paid out or distributed[7]
		(#)	($)		($)	(#)	($)	($)
Edward J. Ryan	April 15, 2016	34,581	20.17	April 15, 2023	281,588
	April 13, 2017	35,309	24.32	April 13, 2024	140,742
						73,712	2,089,735	8,652,704

Allan Brett	July 3, 2014	100,000	12.49	July 31, 2021	1,581,388
	April 15, 2016	12,205	20.17	April 15, 2023	99,383
	April 13, 2017	12,505	24.32	April 13, 2024	49,845
						26,018	737,610	1,244,962

J. Scott Pagan	April 15, 2016	21,090	20.17	April 15, 2023	171,733
	April 13, 2017	20,597	24.32	April 13, 2024	82,100
						44,160	1,251,936	7,034,769

Chris Jones	April 15, 2016	12,172	20.17	April 15, 2023	99,115
	April 13, 2017	15,536	24.32	April 13, 2024	61,927
						4,931	139,794	37,073

Michael Verhoeve	July 3, 2014	36,500	12.49	July 3, 2021	577,207
	April 15, 2016	10,757	20.17	April 15, 2023	87,593
	April 13, 2017	13,805	24.32	April 13, 2024	55,027
						3,446	97,694	32,954
__________________________
(1) See the discussion of Executive Compensation for each of the NEOs commencing on page 40 above for details of the specific option and share based awards received in respect of fiscal 2018.
(2) Options granted July 3, 2014, April 15, 2016 and April 13, 2017 were granted with Canadian dollar exercise prices of Cdn.$15.36, Cdn.$24.79 and Cdn.$29.90, respectively. The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018. The July 3, 2014 options granted to Mr. Brett and Mr. Verhoeve vest at a rate of 20% on the one year anniversary of the grant and the balance vest quarterly over the following four years after that first anniversary. The April 15, 2016 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Jones and Mr. Verhoeve vest annually over a period of three years from January 31, 2017. The April 13, 2017 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Jones and Mr. Verhoeve vest annually over a period of three years from January 31, 2018.
(3) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2018 (Cdn.$34.80) and the Canadian dollar option exercise price (see footnote (2) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(4) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (5).
(5) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSU that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(6) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2018 ($28.35) being the last trading day of fiscal 2018.

(7) Vested share-based awards are in the form of RSUs and PSUs. The market value of RSUs and PSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2018 ($28.35), being the last trading day of fiscal 2018.

NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2018
Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Non-equity incentive plan compensation – Value earned during the year[3]
	($)	($)	($)
Edward J. Ryan	140,778	2,009,091	425,000
Allan Brett	336,935	684,352	200,000
J. Scott Pagan	84,612	1,452,619	252,000
Chris Jones	53,679	183,497	55,000
Michael Verhoeve	262,941	122,236	63,451
__________________________
(1) The total value of stock options that vested in fiscal 2018. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018.
(2) The total value of RSUs, PSUs and CRSUs vested and paid during fiscal 2018. The value of RSUs and PSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2018 ($28.35).
(3) Annual non-equity incentive plan compensation reflects the entitlement of a Named Executive Officer pursuant to the Corporation’s short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table, above.

NEO Termination and Change of Control Benefits

The employment contracts we have with our Named Executive Officers may require us to make certain types of payments and provide certain types of benefits to the Named Executive Officers upon the occurrence of:

a)	The termination without cause of the Named Executive Officer;
b)	A material adverse change to the Named Executive Officer’s terms of employment; and/or
c)	A change of control of the Corporation.

The Corporation considers it to be in its best interests to establish severance benefits for its Named Executive Officers to provide certainty to both the Corporation in respect of its obligations in the event of termination of employment as well as to the Named Executive Officers as an incentive to encourage their retention and continued focus on the Corporation’s operations in circumstances such as an unsolicited change of control transaction. The Corporation believes that the severance benefits established for its Named Executive Officers are competitive and in-line with market practice. The period over which severance benefits are calculated is based on the position held by the Named Executive Officer and the Named Executive Officer’s length of service with the Corporation.

a. Termination Without Cause

If the Named Executive Officer is terminated without cause, we may be obligated to make severance payments as described below. We may also be required to continue the Named Executive Officer’s employment benefits during any applicable severance period.

Edward J. Ryan / J. Scott Pagan

•	We are required to pay the Named Executive Officer his base salary and on-target short-term compensation for up to two years.

Allan Brett / Michael Verhoeve

•	We are required to pay the Named Executive Officer his base salary for up to one year and an amount equal to his annual average short-term compensation received over the two preceding years.

Chris Jones

•
We are required to pay the Named Executive Officer his base salary for up to twelve months, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed Named Executive Officer finds alternate employment to the end of the twelve-month period.

Any previously awarded short-term incentive amounts that a Named Executive Officer had elected to receive in the form of cash settled restricted share units in lieu of cash are considered vested immediately prior to the date of termination.

The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause, a prorated portion of the Named Executive Officer’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. The PRSU Plan provides that if the employment of a Named Executive Officer is terminated by the Corporation without cause within twelve months of a Change of Control (as defined below), then there will be immediate accelerated vesting of all of the Named Executive Officer’s Share Units using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

b. Material Adverse Change to the Named Executive Officer’s Terms of Employment

If there is an adverse change in the relationship between the Corporation and the Named Executive Officer without the Named Executive Officer’s written consent, we may be obligated to provide the payments or benefits to the Named Executive Officer outlined above in the section “Termination Without Cause”. Some examples of such an adverse change in the relationship between the Named Executive Officer and the Corporation are as follows:
•
A change in control described in the section below which results in a material change of the Named Executive Officer’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the Named Executive Officer’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the Named Executive Officer that is committed by the Corporation.

c. Change of Control

In the limited circumstances where there is:

1.	A Corporate Transaction; and
2.	The surviving, successor or acquiring entity does not assume the outstanding Share Units;

then under the PRSU Plan all Share Units shall vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee. A “Corporate Transaction” is defined as any of the following:

•	A Change of Control. A “Change of Control” includes:
o	A transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
o
During any two-year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

o
A transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

o	There is a transaction to sell all or substantially all of the assets of the Corporation;
•	A capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
•
An offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

•
An acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

•	A sale of all or substantially all of the assets of the Corporation or any subsidiary; or
•	An extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

In past fiscal years, certain of the Named Executive Officers have elected to receive their annual short-term incentive award in the form of CRSUs rather than cash. These unvested CRSUs represent earned and unpaid deferred incentive compensation and vest quarterly over a period of three years from when they elected to receive the CRSUs. The approximate fair market value of these CRSUs was $29,654 as of January 31, 2018. As the amounts are already earned, the fair market value of any remaining unvested CRSUs are payable to the applicable Named Executive Officer in the event of the termination of the Named Executive Officer’s employment or a Corporate Transaction.

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control

Further information regarding payments to our Named Executive Officers in the event of a termination without “cause” and/or upon a Change of Control may be found in the table below. This table sets forth the estimated amount of payments each Named Executive Officer would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2018. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$38.40 per Common Share as reported on the TSX on January 31, 2018, the last trading day of fiscal 2018, converted to US dollars at the rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $28.35 per Common Share as reported on NASDAQ on January 31, 2018, being the last trading day of fiscal 2018. Payments that would be incurred in Canadian dollars are also converted to US dollars at the rate of 1 US dollar = 1.2293 Canadian dollars. Severance amounts included in the table below assume that a Named Executive Officer does not obtain alternate employment during any severance period. Severance amounts do not include amounts payable by the Corporation on account of, or in lieu of, employment benefits. The “Without Cause” summary information includes any deemed termination by the Corporation due to an adverse change in relationship between the Corporation and the Named Executive Officer.

Name	Event	Salary ($)	Short-term ($)	Stock Options ($)	CRSUs[1] ($)	Share Units ($)	Total ($)
Edward J. Ryan	Without Cause	850,000	850,000	–	–	773,927	2,473,927
	Without Cause Within 12 Months Of Change of Control	850,000	850,000	187,689	–	2,069,096	3,956,785
	Change of Control,	–	–	–	–	–	–
Allan Brett	Without Cause	300,000	175,000	–	–	273,455	748,455
	Without Cause Within 12 Months Of Change of Control	300,000	175,000	540,781	–	731,628	1,747,409
	Change of Control	–	–	–	–	–	–
J. Scott Pagan	Without Cause	600,000	504,000	–	–	465,384	1,569,384
	Without Cause Within 12 Months Of Change of Control	600,000	504,000	111,976	–	1,232,800	2,448,776
	Change of Control	–	–	–	–	–	–
Chris Jones	Without Cause	220,000	–	–	29,654	–	249,654
	Change of Control	–	–	–	29,654	–	29,654
Michael Verhoeve[2]	Without Cause	211,502	60,505	–	–	–	272,007
	Without Cause Within 12 Months Of Change of Control	–	60,505	421,696	–	–	482,201
(1) Amounts in the column represent CRSUs for earned, but unpaid, deferred short-term incentive compensation for previous periods elected to be received in the form of CRSUs and which become payable upon termination or a Corporate Transaction.
(2) Compensation for Mr. Verhoeve is set and paid in Canadian dollars but has been converted to USD for the purposes of disclosure in this Information Circular at an exchange rate of 1 US dollar = 1.2293 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2018, the last business day of fiscal 2018.

Incentive Compensation Clawback Policy

In April 2015, the Board adopted an Incentive Compensation Clawback Policy (the “Clawback Policy”). The Clawback Policy authorizes the independent directors of the Corporation (the “Independent Committee”) to recover short-term and long-term incentive compensation of an executive officer, including any gains realized upon exercise or settlement of any share-based awards, in the following circumstances:

1.	the Corporation is required to prepare an accounting restatement due to non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);
2.	the executive officer engaged in gross negligence, intentional misconduct or fraud that either caused or significantly contributed to the non-compliance resulting in the Restatement; and
3.	the executive officer was over-compensated as a result of the Restatement.

If the Independent Committee concludes that such circumstances exist, it may in its sole discretion, to the extent that it considers such action to be in the best interests of the Corporation, direct the Corporation to take any combination of the following actions as it considers necessary or advisable for the Corporation to recover the amount of the excess incentive compensation and all costs incurred in recovering the incentive compensation: (a) require the executive officer to reimburse the Corporation; (b) withhold any amounts owing or that may become owing, or cancel any share-based awards outstanding (whether vested or unvested) or due to be granted or awarded, to the executive officer; and (c) such other action as the Independent Committee considers appropriate.

Management Equity Ownership Policy

The Corporation has an equity ownership policy applicable to Management (the “Management Equity Ownership Policy”).

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the individual’s appointment to the office. Under the policy, within five years of becoming subject to the policy, the Named Executive Officers are required to attain and maintain the following equity ownership levels:

Position	Equity Ownership Level as a Multiple of Annual Base Salary
CEO	3X
President & COO	2X
Other NEOs	1X

For purposes of the Management Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Management Equity Ownership Policy,
•	Common Shares are included and valued at the greater of cost and Market Value; and
•	CRSUs, DSUs, RSUs and PSUs are included and valued at 50% of Market Value at the date of measurement.

During a period when a Named Executive Officer has not met the applicable equity ownership levels, the Named Executive Officer must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of a CRSU, RSU or PSU and elect to convert to RSUs 25% of the proceeds received by the Named Executive Officer pursuant to the Corporation’s incentive compensation plans. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to convert to DSUs 50% of the base annual retainer received by the director for serving on the Board and retain 25% of the Common Shares received on the exercise of options.

The following table identifies the equity ownership levels of each of the Named Executive Officers as at May 1, 2018 with reference to the minimum equity ownership levels required by the Management Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding May 1, 2018, being Cdn $38.24, converted to US dollars at the rate of 1 US dollar = 1.2836 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 30, 2018. The table identifies the Market Value of all Common Share-based holdings (including in-the-money amounts for vested stock options) for the individual and the Market Value of Common Share-based holdings included for the purposes of calculation pursuant to the Management Equity Ownership Policy (which does not include in-the-money amounts for vested stock options). In determining the Market Value of Common Share-based holdings, the exercise price of any stock options is deducted. Minimum equity ownership levels are determined by multiplying the level set out in the Management Equity Ownership Policy for the applicable position by the individual’s current annual base salary converted to US dollars at the rate of 1 US dollar = 1.2836 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 30, 2018:

Name	Position	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
Edward J. Ryan	CEO	11,770,243	6,331,502	1,275,000	Yes
Allan Brett	CFO	3,219,390	892,685	300,000	Yes
J. Scott Pagan	President & COO	13,256,244	9,035,484	600,000	Yes
Chris Jones	NEO	1,715,226	1,495,295	220,000	Yes
Michael Verhoeve	NEO	562,784	71,216	97,383	Time Remaining to Achieve(1)
(1) Mr. Verhoeve was appointed General Counsel and Corporate Secretary in July 2014. Pursuant to the Minimum Equity Ownership Policy. Mr. Verhoeve has until July 2019 to achieve the minimum equity ownership level of $97,383. Mr. Verhoeve is currently on-track to achieve that level by that date.

Compensation Oversight Process

The Compensation Committee has responsibility for overseeing executive compensation and director compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met six times during fiscal 2018 and, as of May 1, 2018, had met two times during fiscal 2019. Management assists the Chair of the Compensation Committee in the coordination and preparation of the meeting agenda and materials for meetings as requested by the Chair. Following the approval of the Chair of the Compensation Committee, meeting materials are delivered for review to the other Compensation Committee members and invitees, if any, typically in advance of each meeting.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate benchmarks for each Named Executive Officer’s compensation and for director compensation.

The compensation consultants retained by the Compensation Committee have not separately provided any services to Management or received fees from the Corporation for other services during fiscal 2018 outside of the scope of the services provided to the Compensation Committee.

During the period from 2011 through the majority of fiscal 2018, the Compensation Committee was assisted by Meridian Compensation Partners (“Meridian”) in providing advice in respect of director and executive officer compensation. During fiscal 2018, following a competitive request for proposal process, the Compensation Committee engaged the services of Mercer Canada (“Mercer”) to act as compensation consultant to the committee.  Mercer has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee.

During fiscal 2018 Meridian provided services to the Compensation Committee in the following: (i) assisting the Compensation Committee in considering the comparator group used to assess the Corporation’s director and executive officer compensation arrangements; (ii) conducting a compensation-related risk review; (iii) conducting a competitive benchmarking analysis of the Corporation’s director and executive officer compensation arrangements in respect of fiscal 2018; and (iv) recommending the overall short-term and long-term incentive mix for executive officer compensation for fiscal 2018.

Meridian’s fees incurred in fiscal 2018 and fiscal 2017 regarding services provided were as follows(1):

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2018	$35,818	$0
January 31, 2017	$54,162	$0

(1) Amounts included in this table have been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.2293 Canadian dollars at January 31, 2018, and 1 US dollar =1.3030 Canadian dollars at January 30, 2017.

Mercer was engaged by the Compensation Committee towards the end of fiscal 2018 been primarily to assist in the development of the executive officer and director compensation program for fiscal 2019, a review of the risks related the Corporation’s current compensation program as discussed in the Compensation Related Risks section below and to assist in the review of this Information Circular.

Mercer’s fees incurred in fiscal 2018 regarding services provided were as follows(1):

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees
January 31, 2018	$45,359	$0

(1) Amounts included in this table have been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.2293 Canadian dollars at January 31, 2018.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board (i) with respect to the CEO’s compensation following an annual review of the performance of the CEO, an annual review of compensation benchmarking data provided by its compensation consultant and following discussion with the CEO; and (ii) with respect to all other executive officers of the Corporation, including the Named Executive Officers, the Compensation Committee makes recommendations to the Board following an annual review of the overall performance of the Corporation, consideration of any compensation benchmarking data that may have been requested by the Committee from its compensation consultant and based on the Compensation Committee’s consideration of the recommendations of the CEO. At a meeting of the Compensation Committee at which Management, including the CEO, is not present, the Compensation Committee determines the compensation of the CEO and of the executive officers of the Corporation, including the Named Executive Officers, that will be recommended by the Committee to the Board. The Compensation Committee then makes its recommendations to the Board, which approves the compensation of the CEO and of the executive officers of the Corporation, including the Named Executive Officers.

Hedging and Pledging Restrictions

The Corporation’s compensation program is designed to align a significant portion of Named Executive Officer compensation to longer-term shareholder interests. As a result, Named Executive Officers are not permitted to purchase financial instruments, including, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities or Common Share-based compensation held, directly or indirectly, by the Named Executive Officer. In addition, any Director or Named Executive Officer that seeks to specifically pledge securities held, directly or indirectly, by the Director or Named Executive Officer must first consult with the Corporation’s insider trading policy administrator to determine whether the proposed pledge would reasonably be expected to cause the Director or Named Executive Officer to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Compensation-related Risks

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage members of Management to take inappropriate or excessive risks.

In respect of fiscal 2018, the Compensation Committee retained Mercer to assist it in reviewing the risks associated with the Corporation’s executive compensation policies and practices. The Compensation Committee reviewed Mercer’s risk report and presented it to the Board in March 2018. The Compensation Committee and Board concluded that there were no identified risks arising from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Management does not have incentives to take inappropriate or excessive risks including the following:

•	An appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
•	An appropriate equity ownership policy for Management;
•
Quantitative and qualitative Corporation-wide metrics used to form a balanced scorecard to determine the amount of awards to Named Executive Officers under the Corporation’s short-term incentive plans;

•
Board and Compensation Committee discretion to adjust the amount, if any, of awards under the Corporation’s short-term incentive programs, to take into account the quality of the results and the level of risk required to achieve results, with awards historically being made only out of the Corporation’s operating profits;

•	A clawback policy under which incentive compensation may be clawed back if there is misconduct of an executive resulting in a restatement of financial results;
•	A mix of equity compensation vehicles in the long-term incentive program, which measure both relative and absolute performance;
•	Periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to Management and long-term share-based exposure to the risks Management undertakes;
•	Annual incentive awards that have historically been a reasonable percentage of revenues and Adjusted EBITDA to ensure an appropriate sharing of value created between management and shareholders;
•	Annual incentive awards that are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the independent auditor;
•	An insider trading policy that prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;
•	An organizational culture of prudent risk-taking, which is maintained by a practice of promoting from within the organization;
•	A strong shareholder outreach program designed, in part, to ensure that the Corporation’s compensation programs are aligned with shareholder interests and expectations;

•	A comprehensive Code of Conduct and Whistleblower Policy that encourages reporting of imprudent corporate behavior;
•
A Compensation Committee comprised entirely of independent directors that retains an independent compensation consultant to assist in its review of compensation, compensation governance and incentive programs;

•
The Compensation Committee is expressly required by its charter to provide risk oversight of Descartes’ compensation policies and practices and to identify and mitigate compensation policies and practices that could encourage excessive or inappropriate risk taking;

•	A Chair of the Board, Eric A. Demirian, who attends all meetings of the Compensation Committee as an ‘ex-officio’ member of the Committee;
•
A Compensation Committee Chair, Deborah Close, as well as an ex-officio member of the Committee, Eric A. Demirian, who are also members of the Audit Committee, which allows each of them to inform the Compensation Committee with respect to the Corporation’s enterprise risks and financial results when making decisions in respect of compensation;

•
A Compensation Committee member, Jane O’Hagan, who is also a member of the Corporate Governance Committee and Nominating Committee, which ensures that compensation governance and compensation related risk are considered from a broader corporate governance perspective.

Director Compensation

Compensation Policies

Directors who are officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2018 based on the annual retainers for Board and committee work outlined in the table below.

Retainer	Amount
Annual Base Retainer	$50,000
Audit Committee Retainer	$15,000 – Chair $10,000 – Member
Compensation Committee Retainer	$10,000 – Chair $5,000 – Member
Corporate Governance Committee Retainer	$10,000 – Chair $3,750 – Member
Nominations Committee Retainer	$2,500 – Chair $1,250 – Member
Non-Executive Chair of the Board	$30,000 (in addition to Annual Base Retainer)
Annual Equity Grant – Non-Executive Chair	$135,000
Annual Equity Grant – All Other Non-Executive Directors	$110,000

Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board in person were compensated an additional $1,500 per meeting.

All annual retainers are paid in cash and/or DSUs. Each DSU granted has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her cash compensation for that fiscal year in the form of DSUs. Directors are required to receive a minimum of 50% of their retainer compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy described below.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2018, each non-employee member of the Board was also eligible for reimbursement of up to $3,000 per fiscal year (Non-Executive Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

The annual compensation paid to Directors in fiscal 2018 was unchanged from the previous fiscal year.

Fiscal 2018 Compensation for Directors

The following table sets forth summary information concerning the annual compensation earned by each of the current non-executive directors of the Corporation for fiscal 2018.

Name	Fees Earned[1] ($)	Share-based Awards[2] ($)	Total[3] ($)
Eric A. Demirian - Chair	80,000	135,000	215,000
David I. Beatson	63,500	110,000	173,500
Deborah Close	74,325	110,000	184,325
Chris Hewat	53,750	110,000	163,750
Dennis Maple	37,753	110,000	147,753
Jane O’Hagan	72,250	110,000	182,250
John J. Walker	72,250	110,000	182,250

(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) Deborah Close – $74,325 (2,729); (ii) Chris Hewat – $53,750 (1,976); (iii) Dennis Maple - $16,627 (594); (iv) Jane O’Hagan – $72,250 (2,656); and (v) John J. Walker – $72,250 (2,654). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of DSUs under the DSU Plan (other than DSUs that directors elected to receive in lieu of fees). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant.
(3) Table does not include any amounts paid as reimbursement of expenses.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding share-based awards for each of the Corporation’s non-employee directors as at January 31, 2018. The Corporation’s non-employee directors did not hold any outstanding option-based awards as at May 1, 2018.

	Share-based Awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed[1]
	(#)	($)	($)
David I. Beatson	–	–	1,180,012
Deborah Close	–	–	636,429
Eric A. Demirian	–	–	1,326,780
Chris Hewat	–	–	1,279,946
Dennis Maple	–	–	135,910
Jane O’Hagan	–	–	944,906
John J. Walker	–	–	1,359,042

(1) All share based awards that have vested are in the form of DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board. The market value of DSUs was determined using the closing price of the Common Shares on NASDAQ at the end of fiscal 2018 ($28.35).

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2018

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year[1] ($)
David I. Beatson	–	110,000
Deborah Close	–	184,325
Eric A. Demirian	–	135,000
Chris Hewat	–	163,750
Dennis Maple	–	126,627
Jane O’Hagan	–	182,250
John J. Walker	–	182,250

(1) Amounts shown are inclusive of annual share-based awards plus any fees earned which are taken in the form of DSUs.  DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.

Director Equity Ownership Policy

The Corporation has an equity ownership policy applicable to directors (the “Director Equity Ownership Policy”).

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the individual’s election or appointment to the Board. Under the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain the following equity ownership level:

Position	Equity Ownership Level as a Multiple of Annual Base Retainer
Non-Management Director	3X

For purposes of the Director Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Director Equity Ownership Policy,
•	Common Shares are included and valued at the greater of cost and Market Value; and
•	CRSUs, DSUs, RSUs and PSUs are included and valued at 50% of Market Value at the date of measurement.

The following table identifies the equity ownership levels of each of the current Directors, other than Mr. Ryan, Chief Executive Officer, as at May 1, 2018 with reference to the minimum equity ownership levels required by the Director Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding May 1, 2018, being Cdn.$38.24 converted to US dollars at the rate of 1 US dollar = 1.2836, being the indicative foreign exchange rate reported by the Bank of Canada on April 30, 2018. Minimum equity ownership levels are determined by multiplying the level set out in the Director Equity Ownership Policy by the current annual base retainer (being $80,000 for Mr. Demirian in his role as Chair, and $50,000 for other directors):

Name	Market Value of Common Share-based holdings ($)	Market Value of holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level ($)	Minimum Equity Ownership Level Achieved?
David Beatson	1,230,596	620,000	150,000	Yes
Deborah Close	684,555	344,893	150,000	Yes
Eric A. Demirian	1,679,308	995,026	240,000	Yes
Chris Hewat	1,497,393	828,896	150,000	Yes
Dennis Maple	148,595	74,865	150,000	Time Remaining to Achieve(1)
Jane O'Hagan	1,005,220	506,451	150,000	Yes
John Walker	1,540,588	828,315	150,000	Yes

(1) Mr. Maple joined the Board in June 2018. Mr. Maple has until June 2023 to achieve the minimum equity ownership level of $150,000. Mr. Maple is currently on-track to achieve that level by that date.

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2018 and May 1, 2018, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensation plans to employees and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2018 and May 1, 2018.
Plan Category	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(1) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(2) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(1) (#)
Equity compensation plans approved by shareholders(3)	1998 Stock Option Plan	January 31, 2018	520,709 (0.7%)	Cdn.$25.66	4,273,332 (5.6%)
	PRSU Plan		874,402 (1.1%)	N/A	1,543,816 (2.0%)
	1998 Stock Option Plan	May 1, 2018	751,550 (1.0%)	Cdn.$30.19	4,001,188 (5.2%)
	PRSU Plan		1,007,475 (1.3%)	N/A	1,410,743 (1.8%)
Equity compensation plans not approved by shareholders(4)		January 31, 2018	156,426 (0.2%)	Cdn.$15.36	N/A
		May 1, 2018	156,426 (0.2%)	Cdn.$15.36	N/A
TOTAL		January 31, 2018	1,551,537 (2.0%)	Cdn.$23.52	5,817,148 (7.6%)
		May 1, 2018	1,915,451 (2.5%)	Cdn.$27.91	5,411,931 (7.0%)
__________________________
(1) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for unvested outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. In this chart, the number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(2) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.
(3) The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only current equity compensation plans that have been approved by shareholders pursuant to which the Corporation may issue previously-unissued Common Shares.

(4) In connection with Mr. Allan Brett joining the Corporation as Chief Financial Officer, on July 3, 2014 he was granted (a) stock options exercisable for 100,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share, (b) 6,642 RSUs redeemable for Common Shares, and (c) 6,642 PSUs redeemable for Common Shares. In connection with Mr. Michael Verhoeve joining the Corporation as General Counsel and Corporate Secretary, on July 3, 2014 he was granted stock options exercisable for 75,000 Common Shares at an exercise price of Cdn.$15.36 per Common Share. The other material features of the foregoing options are the same as provided for under the Corporation’s 1998 Shareholder-Approved Stock Option Plan, but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – 1998 Shareholder-Approved Stock Option Plan”. The other material features of the foregoing RSUs and PSUs are the same as provided for under the Corporation’s PRSU Plan, but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”.  The foregoing equity compensation was, in each case, granted without shareholder approval, in compliance with an allowance under the rules of the TSX, as an inducement for such individual to enter into a contract of full time employment with the Corporation.

1998 Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an exercise price established upon approval of the grant by the Board. A maximum aggregate of 13,154,787 Common Shares have been reserved for issuance under the 1998 Stock Option Plan since its inception, representing 17.1% of the issued and outstanding Common Shares as of May 1st, 2018.  As at each of January 31, 2018 and May 1st, 2018, the Common Shares issuable pursuant to outstanding options under the 1998 Stock Option Plan were 520,709 and 751,550, respectively, and the aggregate number of Common Shares remaining available for issuance pursuant to further grants was 4,273,332 and 4,001,188, respectively.
As of May 1st, 2018, an aggregate of 8,402,049 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 10.94% of the 76,814,800 Common Shares outstanding as of May 1st, 2018.
The annual burn rate under the 1998 Stock Option Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of options granted during the fiscal year by the weighted average number of Shares outstanding for the fiscal year, is set forth in the following table:
	Fiscal 2016	Fiscal 2017	Fiscal 2018
Options Granted during the fiscal period	-	170,932	274,500
Weighted average number of Common Shares outstanding for the fiscal period	75,594,875	75,799,931	76,324,477
“Burn Rate”	0%	0.23%	0.36%

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed, and on which at least one board lot was traded, on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out. Notwithstanding any of the foregoing, the Compensation Committee of the Board has the sole and complete authority to take any action required by Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"), with respect to any awards under the 1998 Stock Option Plan that are intended to be performance-based compensation under Section 162(m) of the US Tax Code.

No options may be granted under the 1998 Stock Option Plan if, together with any of the Corporation’s other security based compensation arrangements of the Corporation, such grant of options could result in the aggregate number of Common Shares (i) issued to insiders, within any one-year period or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Common Shares; provided, however, that the number of options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

No options may be granted under the 1998 Stock Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Common Shares reserved for issuance to non-employee directors under the 1998 Stock Option Plan and all other security-based compensation arrangements of the Corporation exceeding 1.0% of the total number of Common Shares then-issued and outstanding; (ii) the aggregate value of options granted to the non-employee director during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements that do not provide for the granting of options (“Full Value Awards”), the grant date value of Common Shares, granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the  non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit.

The 1998 Stock Option Plan also provides for the issuance of SARs in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the TSX or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates, subject to the discretion of the Board. In the event of the death of a Participant, each option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

A Participant may assign or transfer one or more options granted under the 1998 Stock Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

The 1998 Stock Option Plan does not permit financial assistance to be provided to Participants to facilitate the purchase of Common Shares pursuant to options granted.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares issuable by the Corporation under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase or delete the percentage limits on the aggregate number of Common Shares issuable or that could be issuable to insiders under the 1998 Stock Option Plan; (iv) any amendment that would increase or delete the maximum term during which options may be exercised pursuant to the 1998 Stock Option Plan to be greater than 10 years; (v) any amendment that would extend the expiry date of any outstanding option, subject to the expiry date occurring during a trading black-out; (vi) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan) including a cancellation of an option and re-grant of an option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the option; (vii) any exchange for cash or other entitlements of an option for which the exercise price is equal to, or less than, the fair market value of a Common Share; (viii) any amendment that would permit transfers or assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (x) any amendment to increase or delete the value of options granted or the percentage limit relating to Common Shares issuable, in each case, to non-executive directors; (xi) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; (xii) any amendment to provide for other types of compensation through equity issuance; and (xiii) any amendment to the amendment procedures. Any amendment other than those expressly enumerated in the 1998 Stock Option Plan or that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without shareholder approval.

PRSU Plan

On April 30, 2012, the Board adopted the PRSU Plan pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of RSUs and/or PSUs. The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan received shareholder approval at the Annual and Special Meeting of Shareholders of the Corporation held on May 31, 2012. As of May 1st, 2018, there were 517,099 PSUs and 330,424 RSUs issued and outstanding pursuant to the PRSU Plan, with a potential of up to a further 159,952 PSUs being earned if a maximum 2.0 performance factor is achieved in respect of the outstanding PSU awards.

Over the past three fiscal years, the Corporation’s “burn rate” under the PRSU Plan has been as follows:

	Fiscal 2016	Fiscal 2017	Fiscal 2018
RSUs and PSUs Granted during the fiscal period[1]	147,561	147,416	138,027
Weighted average number of Common Shares outstanding for the fiscal period	75,594,875	75,799,931	76,324,477
“Burn Rate”	0.20%	0.19%	0.18%
(1) The number of PSUs granted for the purposes of the above is calculated based on the maximum number of PSUs that could be earned over the three-year performance period applicable to the PSUs using a maximum 2.0 performance factor.

The maximum number of Common Shares currently available for issuance under the PRSU Plan is 2,587,500 Common Shares, representing 3.4% of the issued and outstanding Common Shares as at May 1, 2018; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed  will not again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding Common Shares of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding Common Shares of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation

Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned.  Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the “Fair Market Value” (as defined below) as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account.  From time to time, a participant’s share unit account will be credited with dividend share units in the form of additional PSUs (“Dividend PSUs”) or additional RSUs (“Dividend RSUs”) (Dividend PSUs and Dividend RSUs are collectively referred to as “Dividend Share Units”), as applicable, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

“Fair Market Value” for these purposes means the volume weighted average trading price of a Common Share on the principal stock exchange on which the Common Shares are traded for the five trading days immediately preceding the applicable day (calculated as the total value of Common Shares traded over the five day period divided by the total number of Common Shares traded over the five day period on that exchange).

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for outstanding grants, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.
Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share

Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the participant’s termination date. All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one.  Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make any amendments to the PRSU Plan without seeking shareholder approval and the Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. If any provision of the PRSU Plan contravenes the US Tax Code Section 409A, the Compensation Committee may, in its sole discretion and without the U.S. participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, US Tax Code Section 409A, or to avoid incurring taxes, interest or penalties under US Tax Code Section 409A, and otherwise; (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. participant of the applicable provision without materially increasing the cost to the Corporation or contravening US Tax Code Section 409A.  However, shareholder approval (by a majority of votes cast) is required for:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of broadening or increasing insider participation;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vi)	amendments to the amending provision within the PRSU Plan.

The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

No new awards of Share Units may be made under the PRSU Plan after April 30, 2022, being the tenth anniversary of the PRSU Plan’s effective date.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2018, or any person nominated for election to the Board at the Meeting, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at May 1, 2018, or has been, at any time since the beginning of fiscal 2018, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2018 and has been providing, and is expected to continue to provide, legal services to the Corporation in the fiscal year ending January 31, 2018. For fiscal 2018, the Corporation incurred fees of approximately Cdn. $157,891 for legal services rendered by Blake, Cassels & Graydon LLP.

Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation at any time since the beginning of fiscal 2018, or any person nominated for election to the Board at the Meeting, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2018 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2018 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 31, 2019.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 1st, 2018.

THE DESCARTES SYSTEM GROUP INC.

Michael Verhoeve
Corporate Secretary

SCHEDULE “A”
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses).

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed seven acquisitions since the beginning of fiscal 2017 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA to net income reported in our unaudited Consolidated Statements of Operations for Q4FY18, Q3FY18, Q2FY18 and Q1FY18, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY18	Q3FY18	Q2FY18	Q1FY18
Net income, as reported on Consolidated Statements of Operations	6.7	6.2	7.2	6.9

Adjustments to reconcile to Adjusted EBITDA:

Interest expense	0.4	0.5	0.1	0.1
Investment income	(0.1)	(0.1)	-	-
Income tax expense	1.9	1.8	2.0	2.2
Depreciation expense	1.3	1.1	0.9	0.8
Amortization of intangible assets	9.1	8.9	7.8	7.7
Stock-based compensation and related taxes	1.1	0.8	0.9	0.6
Other charges	1.0	1.4	0.9	0.7
Adjusted EBITDA	21.4	20.6	19.8	19.0

A-1

The table below reconciles Adjusted EBITDA to net income reported in our audited Consolidated Statements of Operations for the years ended January 31, 2018, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY18
Net income, as reported on Consolidated Statements of Operations	26.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.2
Investment income	(0.2)
Income tax expense	7.9
Depreciation expense	4.1
Amortization of intangible assets	33.5
Stock-based compensation and related taxes	3.4
Other charges	4.0
Adjusted EBITDA	80.8

Revenues	237.4
Net income as a % of revenues	11%
Adjusted EBITDA as a % of revenues	34%

A-2

SCHEDULE “B”
THE DESCARTES SYSTEMS GROUP INC.
MANDATE FOR
THE BOARD OF DIRECTORS
1. PURPOSE
1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chair of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS
1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings shall be established in accordance with the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director – The Chair of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities – Each director is expected to use his or her best efforts to attend all meetings of the Board and any committee of which he or she is a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare his or her interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which management is not present. The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled quarterly meetings, at which non-independent directors are not present.

3. FUNCTIONS AND RESPONSIBILITIES
The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by applicable law and any binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).  While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees.
1.	Strategic Planning
a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.
c.
Monitoring - At least annually, the Board shall review management's implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.
General – The Board shall provide regular oversight of the Company’s enterprise risk management practices either directly, or through its committees, which shall report to the Board with respect to risk oversight undertaken in accordance with their respective charters. The Board shall, with the assistance of its committees, oversee management’s assessment, management and monitoring of key risks affecting the Company and the Company’s risk management/monitoring systems.

b.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management.

3.	Human Resource Management
a.	General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Compensation Committee, as applicable, review the Lead Director, Chair of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance
a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.
Governing Documents – At least annually, the Board shall review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chair of the Board and the Lead Director and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.
Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties.

d.
Ethics Reporting- At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Conduct.

5.	Financial Information
a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management's assertions on internal control and disclosure control procedures.

6.	Communications
a.
General – The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management's compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

c.	Shareholder Engagement – At least annually, the Board shall review the Company’s approach to shareholder engagement.
7.	Committees of the Board
a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated to each of its committees those responsibilities set out in each Board committee's mandate.
c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

8.	Auditors
a.	In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.
4. DIRECTOR ORIENTATION, EDUCATION AND EVALUATION
1.	Each director shall participate in the Company’s orientation and ongoing education program.
2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE
1.	This mandate was last approved by the Board on March 4, 2018.

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110 x202358
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-0082
e-mail: info@descartes.com

www.descartes.com